Wickes Inc.

2001 ANNUAL REPORT

We are Building...



A Strong Future

About Wickes Inc.

Wickes Inc. is a leading distributor of building materials and manufacturer of value-added building components in the United States, serving primarily building and remodeling professionals. The company distributes materials nationally and internationally, operating building centers in the Midwest, Northeast and South. The company continues to expand its building component manufacturing facilities, which produce value-added products such as roof trusses, floor systems, framed wall panels, pre-hung door units and window assemblies. Wickes Inc.'s web site, http://www.wickes.com, offers a full range of valuable services about the building materials and construction industry. The company is traded on the Nasdaq stock market under the stock symbol "WIKS".

Our objectives for 2002: Relaunch
Retain
Require

Wickes Inc.



Headquarters Vernon Hills
Wickes Retail Lumber Center
Wickes Retail Lumber Center with Component Plant
Wickes Lumber Component Plant

CONTENTS

Financial Highlights	1
Letter to Our Shareholders	2
Management Perspective	4
Financial Perspective	6
Customers, Vendors, Marketing	8
Total Business Solutions	10
Mission Statement	12
Selected Consolidated Financial Data	14
Notes to Selected Consolidated Financial Data	15
Management's Discussion and Analysis	24
Consolidated Financial Statements	12
Notes to Consolidated Financial Statements	16
Independent Auditors' Report	40
Directors, Officers and Corporate Information	Inside Back Cover

Financial Highlights

(Dollars in thousands)	2001	% Increase (Decrease)	2000	1999	1998	1997
Net sales	$ 1,000,999	(3%)	1,027,604	1,087,402	912,190	885,901
Income from operations	11,567	(41%)	19,635	36,633	21,356	22,319
Add/(subtract)						
Restructuring charge	—	—	—	—	5,932	(559)
Severance and other	1,744	100%	—	—	—	—
Adjusted operating income	13,311	(32%)	19,635	36,633	27,288	21,760
Depreciation/amortization	8,457	15%	7,347	6,473	5,253	4,863
Adjusted EBITDA	21,768	(19%)	26,982	43,106	32,541	26,623
(Loss) Income before extraordinary gain	(7,074)	79%	(3,952)	7,588	(965)	(1,560)
Extraordinary gain, net of taxes*	—	(100%)	6,806	—	—	—
Net Income (loss)	(7,074)	(348%)	2,854	7,588	(965)	(1,560)
Total assets	295,170	(2%)	300,936	334,009	292,183	283,352
Total long term debt (less current maturities)	193,253	(4%)	200,403	220,742	191,961	193,061
Total stockholders' equity	26,771	(21%)	33,896	30,819	23,148	24,001

* Gain on redemption of 36 percent of Senior Subordinated Notes Due 2003.

PERFORMANCE MEASURES

Internally Manufactured Product Sales
($ in Millions)


$100
80
60
40
20
0
62.9
87.4
96.5
99.7
1998
1999
2000
2001

Installed Program Sales
($ in Millions)


$45
36
27
18
9
0
8.1
23.4
34.3
44.1
1998
1999
2000
2001

Tool Rental Sales
($ in Millions)


$10
8
6
4
2
0
5.0
7.9
9.1
10.2
1998
1999
2000
2001

Our performance in 2001's turbulent business environment convinces us that our strategies are on target.

Wickes' focus remains the same: To provide customers more of what they are asking for. Our four main business competencies – distribution, manufacturing, services and technology – are firmly concentrated on meeting the demand for products and services in today's marketplace.

In fact, in every market we serve, we have the ability to increase Wickes' presence by building on the quality programs we already have in place. This compelling strategic advantage is the force that in 2001 shaped our new three-prong business plan. Every Wickes operation has been clearly directed to *Relaunch, Retain* and *Require.*

In every area, we will harvest the competitive advantages we have developed over the years through consistent capital investment in distribution, manufacturing, services and technology. We are pursuing bottom-line success through a renewed focus on increasing our return on assets employed.

The formalization of the three-pronged business plan began mid-year in 2001, when strategic adjustments were made and a strengthened senior management group was put in place. In extensive examinations of our organization and companywide operations, we evaluated each area in terms of productivity, profitability, strategic fit and operational effectiveness.

We continue to identify and implement directives to significantly reduce and eliminate under-performing assets and costly overhead programs. The streamlined organization and the reassignment of certain strategic performing assets were the first results of our new action plan.

First, we *Relaunch* our invested energy and capital in a number of initiatives, ranging from tool rental and installed products to manufacturing and framing solutions. Second, we *Retain* and maximize the value of our relationships with new and existing customers through the use of improved sales management disciplines and technology-based planning tools. Third, we *Require* each of our operations to achieve strict and elevated operating standards and bottom-line performance.

Our Action Plan

Relaunch our invested energy and capital in a number of initiatives, ranging from tool rental and installed products to manufacturing and framing solutions.

Retain and maximize the value of our relationships with new and existing customers through the use of improved sales management disciplines and technology-based planning tools.

Require each of our operations to achieve strict and elevated operating standards and bottom-line performance.

Relaunch, retain and require are the objectives of our business plan. As we implement these strategic and comprehensive objectives, we will continue to strive for bottom-line success. We believe a strong focus on the successful integration of each of the objectives will result in our achieving high standards in profitability, productivity and return on capital employed. The Company continues to look for ways to maximize the potential of all of its operations, with the ultimate goal of operating efficient, effective and profitable facilities in each of the core markets we serve.

Our vision is to be the provider of total solutions for our customers — offering the right products and services that exceed their expectations in quality, precision and timing. We believe our aggressive relaunch efforts are reinvigorating our business and building shareholder value.

Our vision gains strength in our executive management's concentrated core belief in four key business imperatives: customer service and loyalty, innovation and entrepreneurship, operational efficiency and competitive leadership, talent and leadership development.

I am challenging the members of our organization to focus their commitment on functional execution throughout the organization in 2002. Our unwavering sense of responsibility to our investors, customers, vendors and Wickes associates is the cornerstone of Wickes' foundation. In gratitude for your continuing support, we are committed to taking Wickes to the next level. I know you share our excitement for the future.

J. Steven Wilson
Chairman, President and
Chief Executive Officer

April 2, 2002

"I am challenging our organization to focus their commitment on functional execution throughout the organization in 2002."



The focal point of all our objectives is the Wickes customer

Whether we are providing builders with custom wood-component systems or are helping them achieve better efficiency and profitability by using our technology-based solutions for purchasing and project management, each of Wickes' products and services is tailored to meet customers' evolving needs. Our customers value solutions that save time and money, and our action plan for 2002 calls for implementing greatly enhanced versions of our programs for special orders, installation services and connectivity.


Manufacturing
Services
Customer
Distribution
Technology

"We are the driving force in providing total building solutions to the construction industry, determined to build market share by leveraging our competitive advantage."

James O'Grady,
Senior Vice President, Operations

Action Plan for 2002

In order to bring these objectives to fruition, we must continuously utilize and enhance our capabilities. As we prepare for the future, we are evolving into a more efficient and responsive solution provider, whose capabilities and accomplishments are intended to lead the industry. This reflects our continuous efforts to embrace change, to never be satisfied with the status quo and, most importantly, to listen and respond to our customers.

More effectively respond to the needs of the builder

Wickes has been steadfast in the commitment to meeting customers' changing needs. We are concentrating our efforts in the areas of our long-standing strengths — Distribution, Manufacturing, Services and Technology.

In 2002, we will collaborate with builders by continuing to look for value-added services that will complement each builder's unique situation. Listening to our customers and further penetrating each of our core markets will give Wickes and its customers the highest return.

Focus on professional builder programs and services

We believe builders value the opportunity to talk directly with someone who knows their industry, who understands their needs and who can be their partner to provide the right products and services in step with the building process. Understanding the needs of our customers has resulted in a number of enhanced initiatives to bring the efficiency of modern building techniques to our customers.

Manufacturing. Wickes has invested in new equipment and new plant locations over the last several years in an effort to fulfill our goal of internally producing 75 percent of the trusses, wall panels, floor decks and pre-hung doors our customers purchase from us every year, bringing the efficiency of modern building techniques to our builders. We have made good progress towards that goal, increasing the internally manufactured portion from 45 percent of those products in 1998 to 58 percent at the end of 2001. Factory controlled assembly of components allows for greater quality control, shorter construction times and lower labor costs at the job site. Deliveries to the job site the day the materials are needed ensures that the building process progresses in a timely manner, lessening the negative impact of unfavorable site conditions.

While our production volume has increased from $63 million in manufactured products in 1998 to $100 million in 2001, startup costs and slow ramp-up dampened our income performance. In addition, while our Frame-A-Home-In-A-Day program has been well received by production builders, pricing and service levels will be adjusted and relaunched in 2002.

Upon relaunching this initiative in 2002, we will provide guidance to operating management, including benchmarks for operating performance, pricing and service levels. Along with an intensified focus on our objectives to provide value for our customers and a return on assets for Wickes, we are implementing a more streamlined, cost-effective technology solution than exists in our plant operations today.

Installed Insulation. Our Installed Sales program provides builders with complete framing services and the teams to install them. We have a network of reliable, experienced professionals in each market to install Wickes products for the builders — making their jobs that much easier. The installed insulation program — now in 50 of our centers — was initiated in late 1998 with significant support from one of our top vendors. We have achieved solid sales growth and a reasonable income contribution over the last several years in installed insulation sales. In relaunching this program for 2002, we will require consistent operating standards from this value-added business program.

Tool Rental. Our tool rental program kicked off late in 1997 and now is available at 23 centers. When the program was launched, the objectives were to achieve an incremental profit to obtain a greater percentage of our existing customer's spending and to capture building material sales from new customers visiting our stores to rent equipment. Initially, this program produced a strong income contribution. In order to increase the contribution from this program, Wickes is relaunching the program and requiring that set operating standards and income benchmarks are achieved in this initiative.

"Our dedication to customer satisfaction mandates that we continually change in order to strengthen our services in this new era."

Jim J. Frank,
Senior Vice President, Merchandising and Marketing

"The best way to predict the future is to create it. Rather than reacting to opportunities as they arise, Wickes is committed to proactively creating new opportunities."

George C. Finkenstaedt,
Senior Vice President, Component Operations

Planning for improved performance

> "*We expect to continue our efforts to Relaunch, Retain and Require as we strive to achieve industry-leading performance. Our goal is to exceed budget expectations as general economic conditions stabilize over the next four quarters.*"
>
> James A. Hopwood,
> *Senior Vice President, Chief Financial Officer*

While economists continue to argue the details behind the volatile economic conditions experienced in 2001, few argue that most of the U.S. economy slipped into a recession during the second half of the year.

During the last half of 2001, external forces weakened an already fragile economy and the result was an immediate drop in both consumer spending and business investment — two important components of a healthy economy. Consumer confidence fell quickly and dramatically from the recent June 2001 high of 118.9 to a low point in November of 84.9.

A more detailed review of the components of the consumer confidence index, however, shows some interesting facts. The Conference Board survey questions related to business conditions and employment show the expected significant deterioration from the optimism of the summer months. Perhaps unexpected, sentiment towards consumer plans to purchase a home during the next six months exhibited only slight declines from 3.4 in June 2001 to 3.3 in November. With a return to improving consumer confidence figures — 110.2 in March 2002 — consumer sentiment towards a home purchase remained fairly stable.

In reviewing other housing statistics for 2001, it appears that the home building industry showed few signs of succumbing to the economic drag experienced by most other sectors. Preliminary indications are that housing starts will total approximately 1.6 million units in 2001. Lower mortgage rates have helped maintain robust existing home sale and refinance markets, and homebuilders have remained cautiously optimistic. A steady stream of sales has allowed homebuilders to balance production and maintain a reasonably tight supply of unsold homes. As of February 2002, the inventory of unsold homes was one of the lowest in the last ten years at 4.0 months of supply — previously recorded lows were 3.4 months of supply in February 2001 and 3.7 in February 1998.

ECONOMIC STATISTICS


Consumer Confidence
Confidence
Plans to Buy Home within Six Months
140
105
70
35
0
4.5
3.5
2.5
1.5
0
J F M A M J J A S O N D J F M
'01 '01 '01 '01 '01 '01 '01 '01 '01 '01 '01 '01 '02 '02 '02

The Conference Board of Consumer Confidence


Blue Chip Consensus Forecast of 2002 Annual Housing Starts
In Millions
1.60
1.58
1.56
1.54
1.52
1.50
J F M A M J J A S O N D J F M A
'01 '01 '01 '01 '01 '01 '01 '01 '01 '01 '01 '01 '02 '02 '02 '02

Top Analysts' Forecasts of the U.S. Economic Outlook for Year Ahead Volume 27, No. 3, March 10, 2002.

With recently improving confidence levels and quick action by the Federal Open Market Committee to reduce short-term interest rates, economists are starting to discuss the prospects for recovery.

Blue Chip Economic Indicators consensus housing start forecast for 2002 has been understandably volatile over the last sixteen months from a 2002 forecast of 1.53 million units early in 2001 to a high of 1.6 million units in early September 2001 as can be seen in the 2002 Annual Housing Starts figure on page 6. Subsequently, housing start forecasts declined throughout the fourth quarter of 2001 to 1.52 in December. Since the end of 2001 the consensus forecast for 2002 has shown steady signs of improvement with current expectations of 1.61 million units. Blue Chip's panel also sees a solid 2003. Their initial forecast, which is generally conservative, shows housing starts of 1.58 million units during 2003.

Wickes management agrees that housing activity will likely be maintained at reasonably healthy levels. As we have planned our activities for 2002, we remain cautiously optimistic. As a result, we are continuing our efforts to maximize cost saving and liquidity enhancing opportunities, relaunching our previous efforts and building upon our existing business initiatives rather than committing new capital to extend our service offerings into new areas.

Removing unnecessary overhead was the first step in lowering the expenses burdening our center and plant operations. Management has taken action to reduce these program-type costs and now our focus will be to further improve our operating units' basic operating philosophies.

Management has identified a set of performance benchmarks it believes lead to strong operating and financial performance on a store-by-store basis. Our best centers already operate at high performance levels. As we *Relaunch, Retain* and *Require* throughout the year at each of our locations, we will continue to emphasize strong operating performance expectations.

The levels of labor as a percent of gross margin dollars, inventory turnover, receivables turnover and income as a percent of sales obviously contribute to, or reduce, an operation's return on assets. In our business they are the most significant variables.

Throughout the year, we will measure all centers against our performance benchmarks and will *Require* and provide incentives for achievement of these benchmarks. We believe the result will be a focused management team with clear expectations capable of significantly improved performance.

Mortage Rates



Interest Rate
10
7.5
5
2.5
0
15 Year
30 Year
ARM
J
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01

Framing Lumber Composite Prices Random Lengths



$ per Thousand Board Feet
$500
375
250
125
0
1999
2000
2001
2002
1
13
26
39
52
Weeks

Utilizing our strong structure




Exceeding our
customers' expectations
through product availability and legendary service.

Dedicated Employees Deliver Superior Service

Delivering superior service to our professional contractor and builder customers is, in large part, what we believe differentiates Wickes and positions us apart from others in our industry. We will continue to strive to operate ahead of our competitors in service through economies of scale and the commitment and expertise of our employees. We will strive to increase shareholder value through the continued achievement of our commitment to *Relaunch, Retain* and *Require.*

Contributing to our ability to provide superior customer service is the knowledge and experience of our work force. Our employees are one of our strongest assets, and we will continue to support them through training programs. Moreover, we will provide them the tools to measure and evaluate their own progress with company requirements.

In our efforts to professionalize the fragmented building supply and services industry, we see our customers regularly, guide them with expert advice and sell them a range of building materials, along with value-added services and components.

Value-Added Products Contribute To Expansion Of Market Share

Value-added products contribute to the expansion of our market share as we provide more than just building materials; we provide total building solutions, thereby increasing sales per building permit, and offsetting the impact of fluctuating commodity wood product prices on our financial performance. Our component operations and installed services provide the efficiency of modern building techniques to our customers. The relaunch of these specialized services in 2002 will provide expansion in our existing markets, enabling us to capitalize on cross-selling opportunities by marketing additional Wickes products.

We appreciate the loyalty our customers have shown us and we are dedicated to offering the best quality products with knowledgeable service. We know our customers very well; we understand the products they want and we have a clear grasp of the building solutions market. In 2002, we are dedicated to retaining our customer base by deepening our commitment to be a dependable supplier of building materials and specialized services to the professional builder and contractor.

Our focus on our customers and maintaining an understanding of their needs is vital to our success. We are dedicated to exceeding our customers' expectations through product availability and legendary service.

Products and Services

PRODUCTS

- ▲ Manufactured Components – floor decks, framed wall panels, roof and floor trusses, stair systems, pre-hung doors, assembled windows
- ▲ Building Materials – lumber, plywood, treated wood products, drywall, insulation, moldings, roofing, siding, doors, windows, flooring, kitchen and bath, paint, electrical products, metal products, vinyl siding, heating and cooling, lighting, plumbing, hardware, tools and specialty products
- ▲ Showrooms with displays that help contractors' customers choose fixtures and finishes
- ▲ Complete Framing Packages

SPECIALIZED SERVICES

- ▲ Installation Services for insulation, vinyl siding, roofing, shelves, windows, doors, interior trim, framing and flooring
- ▲ Equipment Rentals
- ▲ Take-offs, Design and Estimating
- ▲ Project Management
- ▲ Guaranteed Price and Firm Delivery Date
- ▲ Contractor Credit Accounts and Construction Loans
- ▲ Technology Solutions
- ▲ Job-Site Delivery



Wickes delivers what the pro wants



Wickes Lumber Centers –
Each Wickes Center is committed to providing the highest possible level of service to the contractor and repair/remodeling professionals who use them. Through these centers, we offer a broad array of brand-name products, as well as our own manufactured components.

Wickes Direct – Wickes Direct serves builders of three kinds of all wood commercial projects – hotels and motels, multi-family housing and senior living facilities. We provide manufactured components for projects of 30,000 square feet or more, anywhere in the United States.

Wickes Manufactures – We make floor decks, framed wall panels, roof and floor trusses, stair systems, and pre-hung doors and assembled windows. Manufactured components bring the benefits of automation, such as consistent construction methods in a controlled environment, to the construction industry.

Efficient, personalized service.

One of the primary objectives of our strategy has been to continue to increase value-added products and services as a percentage of our sales. In 2001, more than 4.9 percent of Wickes sales were generated from value-added lines of business such as insulation, framing, gutter and siding installation, and tool rental. The *Relaunch* in 2002 of these programs will be an integral part to Wickes' success.

Modern building techniques brought to the construction site.

As trends have evolved in the homebuilding industry, Wickes has been a leader in offering a broad range of installation services to builders as they seek to outsource more facets of the construction cycle. We believe that Wickes has successfully responded to these trends by strategically expanding and tailoring its offerings in each facility to meet the individual construction supply and service needs of our customers. In 2002, we believe superior customer service, and increased sales and services, to existing customers, will be the result of our efforts to *Retain* our base of satisfied professional customers.

In stock products and readily available services.

We will continue our efforts to emphasize the production and delivery of value-added products and services. In 2002, we will continue to position Wickes ahead of our competitors in service through the commitment and expertise of our employees, and will strive to increase shareholder value through the continued achievement of our business objectives. A major focus in this area in 2002 will be increased efficiency and improved profitability by meeting the *Require*ments of strict operating standards and bottom line performance.

Customized delivery services.

Time is money for any enterprise, and the professional contractor is no exception. Therefore, being in the right location, having appropriate products and quantities in stock, and providing dedicated associates and additional services to complete projects more efficiently is vital to builders and suppliers. Contractors have confidence in our reliable, scheduled on-site deliveries. We have a specialized fleet, including boom trucks, shingle elevators and special systems for handling manufactured components.

Creative approaches for our customer.

We continually reach further into our industry to find new ways to serve customers. Behind the scenes, we work to enhance the customer service experience and firmly believe that there is always room for improvement. The bond we create with each contractor is important to becoming the supplier of choice for home building, maintenance, repair and remodeling products.

Developing Relationships, Enhancing Profits

Our mission defines who we are, what we are and where we are going.


Total Building Solutions
Customers
Vendors
Wickes
Total Building Solutions

Our Mission:

- △ *To be the premier provider of building materials and specialized services to professionals in the building and construction industries*
- △ *To keep pace with the industry's needs by remaining focused on updating and expanding the products and services most needed by our customers*
- △ *To continue to use technology to better meet our customers' needs*

This mission motivates us and is the driving force behind our success. We live this mission every day.

Our leadership team reinforces this dedication. Through demonstrated commitment to legendary service, we all win — especially our customers and, you, our stockholders.



Wickes Inc.

2001 ANNUAL REPORT

Financial Section

SELECTED CONSOLIDATED Financial Data

The following table presents selected financial data derived from the audited consolidated financial statements of the Company for each of the five years in the period ended December 29, 2001. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 16 and the Consolidated Financial Statements and Notes thereto contained elsewhere in this report.

(in thousands, except ratios and per share data)	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998	Dec. 27, 1997
Income Statement Data:					
Net sales	$1,000,999	$1,027,604	$1,087,402	$ 912,190	$ 885,901
Gross profit	211,553	223,092	224,604	195,119	186,006
Selling, general and administrative expense	194,608	199,889	185,884	166,420	167,790
Depreciation, goodwill and trademark amortization	6,508	5,877	5,295	4,513	4,422
Provision for doubtful accounts	1,470	983	1,724	2,915	1,707
Other operating income	4,344	3,292	4,932	6,017	9,673
Restructuring and unusual items (1)	—	—	—	5,932	(559)
Severance and other items (2)	1,744	—	—	—	—
Income from operations	11,567	19,635	36,633	21,356	22,319
Interest expense (3)	21,787	24,322	23,302	21,632	21,417
Equity in loss of affiliated company	—	—	—	—	1,516
(Loss) income before income taxes	(10,220)	(4,687)	13,331	(276)	(614)
Income tax (benefit) provision	(3,146)	(735)	5,743	689	946
(Loss) income before extraordinary gain	(7,074)	(3,952)	7,588	(965)	(1,560)
Extraordinary gain, net of taxes (4)	—	6,806	—	—	—
Net (loss) income	(7,074)	2,854	7,588	(965)	(1,560)
Ratio of earnings to fixed charges (5)	—	—	1.48	—	—
Interest coverage (6)	0.98	1.17	1.97	1.32	1.36
Adjusted interest coverage (7)	1.07	1.17	1.97	1.61	1.33
Per Share Data:					
Net (loss) income before extraordinary gain per common share – basic and diluted	($0.85)	($0.48)	$ —	($0.12)	($0.19)
Net (loss) income per common share – basic	($0.85)	$0.35	$0.92	($0.12)	($0.19)
Net (loss) income per common share – diluted	($0.85)	$0.34	$0.91	($0.12)	($0.19)
Weighted average common shares – basic	8,277,190	8,249,774	8,216,265	8,197,542	8,168,257
Weighted average common shares – diluted	8,277,190	8,466,383	8,330,571	8,197,542	8,168,257
Operating and Other Data:					
EBITDA (8)	$ 20,024	$ 26,982	$ 43,106	$ 26,609	$ 27,182
Adjusted EBITDA (9)	21,768	26,982	43,106	32,541	26,623
Cash interest expense (10)	20,338	23,048	21,792	20,185	20,016
Depreciation and amortization	6,508	5,877	5,295	4,513	4,422
Deferred financing cost amortization	1,449	1,274	1,510	1,447	1,401
Capital expenditures	10,269	9,734	8,624	5,854	7,758
Same store sales growth (11)	(1.5%)	(6.1%)	18.1%	9.0%	4.7%
Sales & distribution centers open at end of period	98	101	101	101	111
Net cash provided by (used in) operating activities	13,198	14,892	(9,482)	634	(21,292)
Net cash (used in) provided by investing activities	(8,383)	(9,243)	(17,597)	(1,623)	6,040
Net cash (used in) provided by financing activities	(4,860)	(5,478)	27,086	975	13,398
Balance Sheet data (at period end):					
Working capital	$ 123,210	$ 141,901	$ 162,523	$ 135,345	$ 134,459
Total assets	295,170	300,936	334,009	292,183	283,352
Total long-term debt, less current maturities	193,253	200,403	220,742	191,961	193,061
Total stockholders' equity	26,771	33,896	30,819	23,148	24,001

(1) During the first quarter of 1998, the Company implemented the 1998 Plan which resulted in the closing or consolidation of eight sales and distribution and two manufacturing facilities in February, the sale of two sales and distribution facilities in March, and further reductions in headquarters staffing. As a result of the 1998 Plan, the Company recorded a restructuring charge of $5.4 million in the first quarter and an additional charge of $0.5 million in the third quarter. In 1997, the Company recorded a $0.6 million credit as a result of finalizing the 1995 restructuring plan.

(2) During 2001, the Company incurred severance and other items related to managements' reorganization initiative that resulted in a $1.7 million charge primarily relating to severance pay and distribution center closing costs. (See additional discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 18)

(3) Interest expense includes cash interest expense and amortization of deferred financing costs (see note 10 below).

(4) As further explained in Note 7 to the Consolidated Financial Statements, on November 21, 2000 the Company commenced a cash tender offer for its outstanding 11-5/8% Senior Subordinated Notes due 2003, at a substantial discount from face value. The offer expired on December 20, 2000 and on December 26, 2000, the Company redeemed $36.0 million of notes tendered. As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. The net gain, after appropriate state and federal income taxes was $6.8 million.

(5) For purposes of computing this ratio, earnings consist of pre-tax income (loss) before income taxes adjusted for fixed charges. Fixed charges consist of cash interest expense, amortization of deferred financing costs, and a portion of operating lease rental expense that is representative of the interest factor attributable to interest expense. Such earnings were insufficient to cover fixed charges by $10.2 million, $4.7 million, $0.3 million and $0.8 million for the years ended December 29, 2001, December 30, 2000, December 26, 1998 and December 27, 1997, respectively.

(6) For purposes of computing this ratio, earnings consist of EBITDA (as defined in note 8 below), which is divided by cash interest expense (as defined in note 10 below).

(7) For purposes of computing this ratio, earnings consist of Adjusted EBITDA (as defined in note 9 below), which is divided by cash interest expense (as defined in note 10 below).

(8) EBITDA represents income (loss) before income taxes, equity in loss of affiliated company, interest expense, depreciation and amortization. EBITDA is not presented herein as an alternative measure of operating results but rather to provide additional information related to debt service capability, and does not represent cash flow from operations, as defined by GAAP and may not be comparable to similarly titled measures reported by other companies.

(9) Adjusted EBITDA represents EBITDA (as defined in note 8 above) adjusted to exclude restructuring and unusual items, severance and other items, and is used in the adjusted interest coverage ratio to reflect debt service capability before the effect of these items, and provides an additional measure of debt service capability for ongoing operations.

(10) Cash interest expense consists of interest expense less amortization of deferred financing costs. The following table details interest expense, cash interest expense, and interest paid for each of the five years ended December 29, 2001 (in thousands).

	2001	2000	1999	1998	1997
Interest expense	$21,787	$24,322	$23,302	$21,632	$21,417
Less:					
Amortization of deferred financing costs	1,449	1,274	1,510	1,447	1,401
Cash interest expense	20,338	23,048	21,792	20,185	20,016
Decrease (increase) in accrued interest	(880)	155	(289)	700	(225)
Interest paid	$19,458	$23,203	$21,503	$20,885	$19,791

(11) Same store sales growth data reflects average sales for sales and distribution facilities and other facilities that were operated by the Company throughout both the current and previous year. In addition to sales and distribution facilities, component manufacturing plants also make some direct sales. The following table lists, by year, the number of locations that were included in this calculation:

Year	No. of Facilities
2001	98
2000	101
1999	101
1998	101
1997	107

General

The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain expense and income items. All material intercompany balances and transactions have been eliminated. The table and subsequent discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein.

Years Ended	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Net sales	100.0%	100.0%	100.0%
Gross profit	21.1	21.7	20.7
Selling, general and administrative expense	19.4	19.5	17.1
Depreciation, goodwill and trademark amortization	0.7	0.6	0.5
Provision for doubtful accounts	0.1	0.1	0.2
Severance and other items	0.2	0.0	0.0
Other operating income	(0.4)	(0.3)	(0.5)
Income from operations	1.2	1.9	3.4

The Company's operations, as well as those of the building material industry, generally, have reflected substantial fluctuations from period to period as a consequence of various factors, including levels of construction activity, weather, prices of commodity wood products, general regional and local economic conditions, interest rates and the availability of credit, all of which are cyclical or seasonal in nature. The Company anticipates that fluctuations from period to period will continue in the future. Due to a substantial percentage of the Company's sales being attributable to building professionals, certain of these factors may have a more significant impact on the Company than on companies more heavily focused on consumers.

The Company's first quarter and, occasionally, its fourth quarter are adversely affected by weather patterns in the Midwest and Northeast, which result in seasonal decreases in levels of construction activity in these areas. The extent of such decreases in activity is a function of the severity of winter weather conditions. In December of 2001, the Midwest and Northeast recorded above normal to record warm temperatures with normal to below normal precipitation, while during the second quarter of 2001, the Midwest and South experienced unusually wet conditions. During 2000, the Midwest and Northeast experienced mild winter weather but significant precipitation in the first quarter, and in the fourth quarter these regions experienced a more severe winter with respect to cold temperatures and snow than in the previous four years.

The table below contains selected unaudited quarterly financial data for the years ended December 29, 2001 and December 30, 2000. Quarterly earnings (loss) per share may not total to year-end earnings (loss) per share due to the issuance of additional shares of Common Stock during the course of the year.

In the fourth quarter of 2000, the Company recorded an extraordinary gain on the early extinguishment of $36.0 million of its 11-5/8% Senior Subordinated Notes due in 2003. See Note 7 to the Consolidated Financial Statements included elsewhere herein for further description.

The Company historically generates approximately 15% to 20% of its annual revenues during the first quarter of each year and records a significant net loss for this quarter. As a result of these seasonal factors, the Company's inventories and receivables reach peak levels during the second and third quarters and generally are lower during the first and fourth quarters, depending on sales volume and lumber prices.

Quarterly Financial Data (Unaudited)

Fiscal Quarters

(in millions, except per share data and percentages)

	Net Sales	Net Sales as a % of Annual Net Sales	Gross Profit	Income (Loss) Before Extraordinary Item	Net Income/ (Loss)	Basic/Diluted Net Income (Loss) per Share Before Extraordinary Item
2001						
Quarter 1	$184.8	18.5%	$42.0	$(6.5)	$(6.5)	$(.78) / (.78)
Quarter 2	274.1	27.4	58.6	1.0	1.0	.12 / .12
Quarter 3	295.3	29.5	61.3	0.7	0.7	.08 / .08
Quarter 4	246.8	24.6	49.7	(2.3)	(2.3)	(.27) / (.27)
2000						
Quarter 1	$216.5	21.1%	$46.0	$(3.2)	$(3.2)	$(.39) / (.39)
Quarter 2	280.4	27.3	60.1	1.5	1.5	.19 / .18
Quarter 3	282.7	27.5	62.6	2.1	2.1	.26 / .25
Quarter 4	248.0	24.1	54.4	(4.4)	2.4	(.53) / (.53)

Each fiscal quarter in the table above represents a thirteen-week period, with the exception of Quarter 4 in 2000, which was a fourteen-week period.

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains statements which, to the extent that they are not recitations of historical fact, constitute Forward Looking Statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are inherently subject to uncertainty. A number of important factors could cause the Company's business and financial results and financial condition to be materially different from those stated in the Forward Looking Statements. For a discussion of these matters, see Item 1 in the Company's 2001 Form 10-K filing.

2001 Compared with 2000

Net Sales

Net sales for 2001 decreased $26.6 million, or 2.6%, to $1,001.0 million from $1,027.6 million in 2000. Sales for all facilities operated throughout both years ("same store sales") decreased 1.5%. During 2001, the Company experienced a 0.2% increase in same store sales to its primary customer, the professional home builder, and a 4.8% decrease in same store sales to commercial builders. Consumer sales declined 7.2% on a same store basis.

Sales to building professionals as a percentage of total sales were 63.1% in 2001 compared to 61.8% in 2000. Lumber and building materials accounted for 85.3% of total sales in 2001, compared with 86.2% in 2000.

Total housing starts in the United States increased 2.2% in 2001, and starts in the Company's primary geographical market, the Midwest, increased approximately 4.0%, from such starts in 2000. The Company's two other geographical markets, the Northeast and South, experienced a decrease in 2001 housing starts of 3.2% and an increase of 2.5%, respectively, from such starts in 2000. Nationally, single family housing starts, which generate the majority of the Company's sales to building professionals, increased by 3.6% to 1.27 million starts in 2001 from 1.23 million starts in 2000.

The Company estimates that deflation in lumber and drywall prices negatively impacted 2001 net sales by approximately $10.1 million, when compared with lumber and drywall prices during 2000. Dimensional lumber, panel products and, to an extent, drywall are commodities which cause the Company's costs to fluctuate with changing market conditions, generally tracked using the Random Lengths Framing Composite Average and the Random Lengths Panel Index for dimensional lumber and panel products, respectively. Drywall prices generally fluctuate based on availability and are tracked using producer prices. Increases in commodity prices ("lumber inflation") generally are passed on to the customer with certain lag effects, resulting in higher selling prices, or are fixed in the futures market for dimensional lumber and panel products for a small percentage of longer-term sales contracts. In periods of decreasing commodity prices ("lumber deflation"), selling prices decrease, with certain lag effects.

Products that exhibited the greatest change in sales for the year ended December 29, 2001 versus sales of such products in 2000 were lumber and plywood (down 10.5%), drywall (down 32.5%), windows (up 5.0%), trusses (up 3.2%), and roofing (up 8.0%).

Sales of internally manufactured building components increased to 58.2% of total distributed building components from 56.7% in the prior year. Sales of internally manufactured building components increased in 2001 3.3% from approximately $96.5 million in 2000 to approximately $99.7 million in 2001. As with dimensional lumber, sales of internally manufactured building components are impacted by the effects of lumber deflation.

Gross Profit

Gross profit decreased $11.5 million to $211.6 million or 21.1% of net sales for 2001 compared with $223.1 million or 21.7% of net sales for 2000. The Company believes that deflation in lumber and drywall prices decreased the dollar value of gross profit by approximately $2.6 million for the fiscal year ended December 29, 2001. Commodity wood products, drywall and manufactured building components accounted for approximately 54.0% of sales for the year, compared with 56.1% for 2000. The gross margin for these products declined to 19.0% in 2001 from 19.1% in 2000.

Selling, General, and Administrative Expense

Total selling, general, and administrative expense ("SG&A") decreased $5.3 million or 2.6% to $194.6 million in 2001 compared with $199.9 million in 2000. SG&A decreased slightly as a percent of net sales to 19.4% compared with 19.5% of net sales in 2000.

The decrease in SG&A primarily is attributable to reductions in labor that reduced salaries and management incentives by 1.4%, and an increase in co-operative marketing and cost recovery programs of 26.8%. These benefits were partially offset by increases in employee benefits, specifically medical and workers' compensation insurances of 31.4%, and increases in marketing of 60.6%. The Company believes the management plan developed and put in place in the last half of 2001 to reorganize and improve productivity and performance, has resulted and should continue to result in reductions to administrative expenses, marketing expenses, insurance expenses and other SG&A expense.

Depreciation, Goodwill and Trademark Amortization

Depreciation, goodwill and trademark amortization costs increased approximately $0.6 million or 10.7% to $6.5 million in 2001, compared with $5.9 million in 2000. The increase in depreciation primarily is due to investments in machinery and equipment at the Company's manufacturing facilities and delivery vehicles.

Provision for Doubtful Accounts

Provision for doubtful accounts increased to approximately $1.5 million or 0.1% of sales in 2001 from approximately $1.0 million or 0.1% of sales for 2000. The Company extends credit, generally due on the 10th day of the month following the sale, to qualified and approved contractors.

Severance and Other Items

In 2001, the Company's management developed a plan to reorganize and improve productivity and performance. The results have shown and are expected to continue to show reductions in administrative expense, marketing expense, headcount and the elimination of non-strategic operating units. The Company incurred severance and other items of $1.7 million, primarily relating to severance pay and distribution center closing costs. As part of this reorganization, the Company has and intends to relaunch a number of its previous initiatives including tool rental, installed products and manufactured components throughout 2002. In addition, the Company will work to implement sales planning tools and technology to support efforts to retain and grow customer relations. Also, management is requiring the operating units to adhere to stricter standards in customer profitability, labor productivity and working assets turnover, that management believes will form the basis for a successful building materials business.

Other Operating Income

Other operating income increased approximately $1.1 million or 32.0% to $4.3 million in 2001, compared with $3.3 million in 2000. Other operating income primarily includes the sale or disposal of property, plant and equipment, service charges assessed customers on past due accounts receivable, closed center expenses and casualty losses. During 2001, the Company sold four pieces of real estate and various fixed assets for a net gain of approximately $1.2 million. This is compared with three real estate sales and various fixed asset disposals in 2000, for a net gain of approximately $0.3 million.

Interest Expense

Interest expense decreased to $21.8 million in 2001 from $24.3 million in 2000. The Company's weighted-average interest rate on all outstanding borrowings, excluding amortization of debt issue costs, for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 was approximately 8.87%, 9.96% and 9.34%, respectively.

Income Tax Benefit before Extraordinary Item

In 2001, the Company recorded a net income tax benefit of $3.1 million versus a net income tax benefit before extraordinary item of $0.7 million in 2000. An effective federal and state income tax rate of 38.9% was used to calculate income taxes for 2001 and 38.8% for 2000. In addition to the effective income tax rate, state franchise taxes of $1.1 million and $1.4 million were calculated for 2001 and 2000, respectively, and are included in the provision reported.

The Company continues to review future earnings projections to determine that there is sufficient support for its deferred tax assets and valuation allowance. Management believes that it is more likely than not that the Company will receive full benefit of its net deferred tax asset and that the valuation allowance is properly stated.

Net loss before extraordinary item

The Company recorded a net loss in 2001 of $7.1 million versus a net loss before extraordinary item of $4.0 million in 2000, a decline of $3.1 million. Net loss was negatively impacted by a decrease in gross profit of 5.2%, increased employee benefits, specifically workers compensation and medical costs which rose $5.0 million or 33.2%, as well as additional marketing expenditures, up $2.2 million. Results were positively impacted by a decrease in management incentives of $1.7 million, decrease in interest expense of $2.5 and an increase in the income tax benefit of $2.4 million.

Extraordinary item

As further explained in Note 7 to the Consolidated Financial Statements, on November 21, 2000 the Company commenced a cash tender offer for its outstanding 11-5/8% Senior Subordinated Notes due 2003, at a substantial discount from face value. The offer expired on December 20, 2000, and on December 26, 2000, the Company redeemed $36.0 million of notes tendered. As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. The net gain, after appropriate state and federal income taxes, was $6.8 million.

2000 Compared with 1999

Net Sales

Net sales for 2000 decreased $59.8 million, or 5.5%, to $1,027.6 million from $1,087.4 million in 1999. Sales for all facilities operated throughout both years ("same store sales") decreased 6.1%. During 2000, the Company experienced a 6.6% decrease in same store sales to its primary type of customer, the professional home builder, and a 0.3% increase in same store sales to commercial builders. Consumer sales declined 10.6% on a same store basis.

Sales to building professionals as a percentage of total sales were 61.8% in 2000 compared to 62.3% in 1999. Lumber and building materials accounted for 86.1% of total sales in 2000 compared with 87.8% in 1999.

Total housing starts in the United States decreased 4.5% in 2000, and starts in the Company's primary geographical market, the Midwest, decreased approximately 7.8%. The Company's two other geographical markets, the Northeast and South, experienced decreases of 1.4% and 4.9%, respectively. Nationally, single family housing starts, which generate the majority of the Company's sales to building professionals, experienced a decrease of 5.5% in 2000, from 1.33 million starts in 1999 to 1.26 million starts in 2000.

Sales for 2000 were positively impacted by investments in new initiatives such as Tool Rental and Installed Programs, sales of which increased 38.8% in 2000 over sales in 1999. However, these increases were offset for the year by the effects of lumber deflation and by weather-related issues in the first and fourth quarters. Dimensional lumber, panel products and, to an extent, drywall are commodities which cause the Company's costs to fluctuate with changing market conditions, generally tracked using the Random Lengths Framing Composite Average and the Random Lengths Panel Index for dimensional lumber and panel products, respectively. Drywall prices generally fluctuate based on availability and are tracked using producer prices. Increases in commodity prices ("lumber inflation") generally are passed on to the customer with certain lag effects, resulting in higher selling prices, or are fixed in the futures market for dimensional lumber and panel products for a small percentage of longer-term sales contracts. In periods of decreasing commodity prices ("lumber deflation"), selling prices decrease, with certain lag effects. The Company estimates that deflation in lumber and drywall prices negatively impacted 2000 net sales by approximately $74.3 million, when compared with lumber and drywall prices during 1999.

Products that exhibited the greatest change in sales for the year ended December 30, 2000 versus sales of such products in 1999 were lumber and plywood (down 16.0%), drywall (down 19.0%), treated wood (down 7.8%), roofing (down 4.8%), and kitchen and bath (up 6.2%).

For the year, sales of internally manufactured building components increased to 56.7% of total distributed building components from 50.9% in the prior year. The dollar value of sales of internally manufactured building components increased 10.4% from approximately $87.4 million in 1999 to approximately $96.5 million in 2000. As with dimensional lumber, sales of internally manufactured building components are impacted by the effects of lumber deflation.

Gross Profit

Gross profit decreased $1.5 million to $223.1 million or 21.7% of net sales for 2000 compared with $224.6 million or 20.7% of net sales for 1999. The Company believes that deflation in lumber and drywall prices decreased the dollar value of gross profit by approximately $15.2 million for the fiscal year ended December 30, 2000. Commodity wood products, drywall and manufactured building components accounted for approximately 56.1% of sales for the year, compared with 58.9% for 1999. The gross margin for these products improved to 19.1% for 2000 versus 17.5% last year.

The increase in gross profit as a percentage of sales resulted from increased sales and gross profit margins relating to internally manufactured products, improved buying leverage, and the expansion of the Company's other initiatives. These substantially offset the effects of lumber deflation.

As previously noted, sales of internally manufactured building components improved during the fiscal year. The Company's margins from sales of internally manufactured building components typically are higher than the margins on sales of purchased components.

Selling, General, and Administrative Expense

In 2000, selling, general, and administrative expense ("SG&A") increased as a percent of net sales to 19.5% compared with 17.1% of net sales in 1999. Total SG&A expense increased $14.0 million or 7.5% from $185.9 million in 1999 to $199.9 million in 2000. Much of this increase is attributable to costs associated with new initiatives such as Tool Rental and Installed Programs. These programs increased salaries, wages and benefits; delivery expense; and other fixed charges. In addition, higher fuel and natural gas prices caused delivery expense and utility costs to increase.

Salaries, wages and benefits increased approximately $7.8 million or 6.1% over the prior year. Higher unit sales volumes, initiatives such as Tool Rental and Installed Programs, and higher administrative compensation and benefits, increased compensation and benefits by approximately $9.6 million or 7.8%. Offsetting these increases was a $1.4 million decrease in management incentives. In addition, the culmination of changes in the administration of vacation pay resulted in a $1.3 million improvement in SG&A expenses for 2000, following a comparable $1.0 million improvement in 1999.

Delivery expense for the year increased approximately $2.4 million or 17.4% over the prior year. The increase was driven by various Company initiatives and by the significant increase in fuel prices over last year. With regard to initiatives, the expansion of Installed Programs, such as insulation, siding and gutters, has caused the Company to incur additional delivery expense through the trucks involved in these programs. As a result, vehicle repair and maintenance, lease costs, and licensing increased approximately $1.4 million or 14.1%. Finally, the effects of increased fuel costs nationwide in 2000, plus expansion of the fleet resulted in additional fuel expense of approximately $1.1 million, a 25.4% increase over the prior year.

Promotional expenses, including travel and entertainment, increased approximately $0.9 million or 12.0%. Fixed expenses, other than depreciation, associated with the operation of the Company's sales and distribution and its headquarters facilities increased approximately $0.8 million or 10.8%.

Depreciation, Goodwill and Trademark Amortization

Depreciation, goodwill and trademark amortization costs increased approximately $0.6 million or 11.0% in 2000, compared with 1999. This increase primarily is due to depreciation on delivery vehicles, equipment used in the Tool Rental program and capital improvements made as a result of the Company's Major Markets and re-merchandising programs, as well as its other initiatives.

Provision for Doubtful Accounts

The Company extends credit, generally due on the 10th day of the month following the sale, to qualified and approved contractors. Provision for doubtful accounts decreased to approximately $1.0 million or 0.1% of sales in 2000 from approximately $1.7 million or 0.2% of sales for 1999.

Other Operating Income

Other operating income decreased approximately $1.6 million or 33.3% in 2000 as compared to 1999. The decrease primarily is the result of a reduction in gains reported on the sale of excess property and various fixed assets of approximately $1.5 million. During 1999, the Company sold five pieces of real estate and recorded total gains on the sale of real estate and various fixed assets of approximately $1.8 million. This is compared with three real estate sales and various fixed asset disposals in 2000, resulting in total gains of approximately $0.3 million.

Interest Expense

Interest expense increased to $24.3 million in 2000 from $23.3 million in 1999. This increase was the result of an increase in the overall effective borrowing rate of 72 basis points as floating interest rates increased over the course of fiscal 2000 compared to 1999, partially offset by a $4.5 million decrease in average outstanding debt.

Income Tax Benefit before Extraordinary Item

In 2000, the Company recorded a net income tax benefit before extraordinary item of $0.7 million versus an income tax expense of $5.7 million in 1999. Net operating loss carryforwards were used to substantially offset current income taxes payable in 1999. An effective federal and state income tax rate of 38.8% was used to calculate income taxes for 2000, compared with an effective rate of 38.7% for 1999. In addition to the effective income tax rate, state franchise taxes of $1.4 million and $1.1 million were calculated for 2000 and 1999, respectively, and are included in the provision reported.

The Company continues to review future earnings projections to determine that there is sufficient support for its deferred tax assets and valuation allowance. Management believes that it is more likely than not that the Company will receive full benefit of its net deferred tax asset and that the valuation allowance is properly stated.

Net (loss) income before extraordinary item

The Company recorded a net loss before extraordinary item in 2000 of $4.0 million versus net income of $7.6 million in 1999, a decline of $11.5 million. The loss primarily resulted from a reduction of gross profit dollars of approximately $1.5 million; increased salaries, wages and benefits of $7.8 million; increased vehicle maintenance, lease and licensing costs of $1.4 million; a $1.1 million increase in fuel costs; a $1.0 million increase in interest expense and a $1.7 million decline in other income. These decreases were partially offset by a $0.7 million decrease provision for doubtful accounts.

Extraordinary item

As further explained in Note 7 to the Consolidated Financial Statements, on November 21, 2000 the Company commenced a cash tender offer for its outstanding 11-5/8% Senior Subordinated Notes due 2003, at a substantial discount from face value. The offer expired on December 20, 2000, and on December 26, 2000, the Company redeemed $36.0 million of notes tendered. As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. The net gain, after appropriate state and federal income taxes, was $6.8 million.

Critical Accounting Policies

Management's Discussion and Analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. As discussed in Note 2 to the Company's Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation; the allowance for uncollectible accounts; depreciation, amortization and recoverability of long-lived assets, including intangible assets; self-insurance and other reserves; the calculation of retirement benefits and revenue recognition. Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See Note 2 to the Company's Consolidated Financial Statements for a discussion of the Company's significant accounting policies. While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

Liquidity and Capital Resources

The Company's principal sources of working capital and liquidity are cash flows from operations and borrowings under its revolving credit facility. The Company's primary need for capital resources is to finance accounts receivable, inventory, capital expenditures and collateral for self insurance programs.

In 2001, net cash provided by operating activities was $13.2 million. This compares with net cash provided by operating activities of $14.9 million in 2000. The net cash provided by operations in 2001 primarily is due to a decrease in inventory and increases in accounts payables and accrued liabilities, partially offset by an increase in accounts receivable.

Accounts receivable at the end of 2001 were $83.4 million, an increase of $6.7 million or 8.8% from 2000, primarily due to an increase in product sales of 11.9% in the month of December 2001 over last year. Inventory at the end of 2001 was $17.6 million or 14.9% lower than at the end of 2000, primarily as a result of better inventory management. Accounts payable at the end of 2001 was $44.0 million, an increase of $8.7 million or 24% from 2000, primarily due to improved terms with vendors.

During 2001, the Company increased its capital expenditures to $10.3 million compared to $9.7 million. Investing cash flows in both years were partially offset by proceeds on the sale of fixed assets. Net cash used in investing activities in 2001 was $8.4 million compared to $9.2 million in 2000.

The Company's capital expenditures consist primarily of the construction and maintenance of facilities for new and existing operations, the purchase of machinery and equipment for component manufacturing facilities, the remodeling of sales and distribution facilities and the purchase of equipment and management information systems. The Company may also, from time-to-time, make expenditures to establish or acquire operations to expand or complement its existing operations. The credit agreement allows the Company to spend up to $30 million, subject to certain restrictions, for acquisitions. The Company expects to fund capital expenditures through borrowings and its internally generated cash flow.

During 2001, the Company acquired the real estate and other assets of a local lumber distributor in Kenvil, New Jersey for approximately $1.6 million, of which $650,000 was paid in cash and $950,000 in a three-year purchase money mortgage. The purpose of the acquisition is to relocate an existing lumber and distribution center from a nearby leased location. In addition, the Company acquired JWatt Construction, a framing contractor for construction of residential and commercial real property, for an immaterial purchase price. The Company has accrued a liability for payments to be paid over a three-year period.

The Company made one acquisition during 2000, acquiring TresArk Enterprises, Inc. TresArk Enterprises, Inc. is a producer of construction management software designed for lumberyards and their professional contractors and was acquired for $0.8 million, paid for in cash in 2000. The amounts previously classified as goodwill have been reclassified to software. In addition, the Company built a state-of-the-art component manufacturing facility in Mackville, WI and expanded its facility in Decatur, IL to accommodate the manufacturing of wall panels during 2000.

At December 29, 2001 the Company operated 98 sales and distribution centers and 26 component manufacturing facilities compared with 101 sales and distribution facilities and 27 component manufacturing facilities at December 30, 2000. At December 29, 2001, there were no material commitments to third parties for future capital expenditures.

The Company maintained excess availability under its revolving credit facilities throughout 2001. The Company's receivables and inventory typically increase in the second and third quarters of the year due to higher sales in the peak building season. In these same periods, the Company typically reaches its peak utilization of its revolving credit facility because of the increased inventory and receivables needed for the peak building season. At March 2, 2002, the Company had outstanding working asset borrowings of $84.6 million. The minimum availability requirement was $25.0 million and the unused availability was $31.3 million.

The Company's assessment of its future funds availability constitutes Forward-Looking Information made pursuant to the Private Securities Litigation Reform Act of 1995 and is inherently subject to uncertainty resulting from, among other things, the factors discussed under "Results of Operations - Provision for Income Taxes". The Company anticipates that funds provided by operations and under this facility will be adequate for the Company's future needs.

The Company's amended and restated credit agreement and the trust indenture relating to the Company's 11-5/8% Senior Subordinated Notes contain certain covenants and restrictions. Generally, the agreement and the trust indenture restrict, among other things, capital expenditures, the incurrence of additional debt, asset sales, dividends, investments, acquisitions and other restricted payments. Furthermore, the agreement considers a change in control, as defined, as an event of default. In addition, upon a change in control of the Company, as defined in the trust indenture, the Company must offer to purchase the 11-5/8% Senior Subordinated Notes at 101% of the principal thereof, plus accrued interest.

On May 14, 2001, the Company amended the credit agreement to reduce the level of net worth required on March 31, 2001. On August 13, 2001 the Company amended the credit agreement to remove the net worth covenant, increase the required minimum unused availability from $15 million to $25 million, and to allow for certain corporate structure changes. The amendment also requires the Company to maintain certain average borrowing levels. On February 28, 2002, the Company amended the credit agreement to modify the approved average borrowing levels for the next 12 months, and to reduce the capital spending limit from $9.0 million to $7.0 million for 2002. In March 2002, the Company's bank group waived compliance with sections 9.3, 9.6 and 9.10 of the amended and restated credit agreement to allow a sale-leaseback transaction on the Company's Aurora, CO. property. (See Note 7 to the Consolidated Financial Statements)

As further explained in Note 7 to the Consolidated Financial Statements, on November 21, 2000 the Company commenced a cash tender offer for its outstanding 11-5/8% Senior Subordinated Notes due 2003, at a substantial discount from face value. The offer expired on December 20, 2000 and on December 26, 2000, the Company redeemed $36.0 million of notes tendered. As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. The net gain, after appropriate state and federal income taxes was $6.8 million.

To provide the funds necessary to complete the Redemption, the Company entered into an amended and restated credit agreement with its existing bank group on December 13, 2000. The amended and restated credit agreement, among other things, increased the total commitment to $251.7 million, removed the seasonal reduction in borrowing capacity provided for in the previous credit agreement, increased both the base rate and LIBOR based borrowing spreads, and extended the final maturity of the revolving credit agreement to June 30, 2005. A portion of the credit facility was provided as a one-time term loan in the principal amount of $51.7 million that requires quarterly principal payments, which began on March 31, 2001. The term loan contains provisions for mandatory principal prepayments in the event that the Company receives cash in connection with certain transactions, as defined.

A commitment fee of 0.38% is payable on the unused amount of the amended and restated credit agreement. Interest on amounts outstanding under the amended and restated credit agreement bear interest at a spread of 0.75% above the base rate of Fleet National Bank (5.50% at December 29, 2001) or 2.50% above the applicable LIBOR rate (4.69% at December 29, 2001). Depending upon the Company's rolling four-quarter interest coverage ratio and unused availability, as defined, amounts outstanding will bear interest at a spread above the base rate from 0.0% to 0.75% or from 2.00% to 2.75% above the applicable LIBOR rate. At December 29, 2001, the Company had designated $21.1 million and $72.0 million as base rate and LIBOR borrowings, respectively. Amounts outstanding at December 29, 2001 under the $45.3 million term loan portion bear interest at a spread of 3.00% above the applicable LIBOR rate. All interest is payable monthly.

The Company entered into an interest rate swap agreement that effectively fixes the Company's borrowing cost at 5.75% plus the Company's LIBOR borrowing spread on $40.0 million of the Company's amended and restated line of credit borrowings. The interest rate swap agreement expired in February 2002.

Substantially all of the Company's accounts receivable, inventory and general intangibles are pledged as collateral under the amended and restated credit agreement. In addition, substantially all of the Company's owned real estate assets were provided as additional collateral in connection with the term loan. Availability is limited to 85.0% of eligible accounts receivable plus 60.0% of eligible inventory, with these percentages subject to change at the permitted discretion of the agent for the lenders.

The Company's weighted-average interest rate on all outstanding borrowings, excluding amortization of debt issue costs, for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 was approximately 8.87%, 9.96% and 9.34%, respectively.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data are provided. Note that approximately $1.1 million of mortgages on real estate included herein are classified as a component of other long-term liabilities in the Company's Balance Sheet.

	Payments Due by Period				
Thousands	Total	Within 1 year	2 - 3 years	4 - 5 years	After 5 years
Contractual Obligations					
Long-Term Debt	$203,527	$ 9,717	$ 88,225	$105,585	$ —
Operating Leases	75,548	14,899	22,132	7,222	31,296
Total Contractual Cash Obligations	$279,075	$24,616	$110,357	$112,807	$ 31,296

Other than the operating leases included above, the Company has no other off-balance sheet financing arrangements.

Net Operating Loss Carryforwards

At December 29, 2001 the Company and its subsidiaries had federal income tax net operating loss carryforwards ("NOLs") of approximately $41.4 million. The NOLs will expire in the years 2006 to 2021 if not previously utilized. See also Note 11 to the Consolidated Financial Statements included elsewhere herein.

The Company continues to review future earnings projections to determine that there is sufficient support for its deferred tax assets and valuation allowance. Management believes that it is more likely than not that the Company will receive full benefit of its net deferred tax asset and that the valuation allowance is properly stated.

Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, and requires that long-lived assets held for use and those to be disposed of be measured for impairment. The standard became effective for fiscal year 2002. The Company is in the process of evaluating the adoption of this statement.

In July 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires companies to assess impairment of goodwill and other intangible assets on at least an annual basis to determine whether the fair value of those intangible assets continues to exceed the book value. Instead of amortization of goodwill, companies are required to record an impairment charge if the fair value is below carrying value. The standard became effective for the Company in fiscal year 2002. Goodwill amortization for the years ended December 29, 2001 and December 30, 2000 was $515,000 and $621,000, respectively. The Company is in the process of evaluating the adoption of this statement. It is possible the Company could incur an impairment charge related to adopting this statement.

On December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. This standard requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recognized as assets or liabilities in the balance sheet and measured at fair value. If a derivative is designated as a fair value hedge, changes in the fair value of the derivative and the hedged item will be recognized in earnings. If a derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the statement of operations when the hedged item affects earnings. For a derivative that does not qualify as a hedge, changes in fair value will be recorded in earnings. As a result of adopting SFAS 133 in 2000, the Company recorded a pre-tax charge of approximately $0.1 million in the year 2000 as a cumulative transition adjustment to other comprehensive income for derivatives designated in cash flow-type hedges prior to adopting SFAS 133. At December 29, 2001 the Company's interest rate swap qualified as a hedge under SFAS 133 which resulted in an adjustment to Other Comprehensive Income of $93,000, net of income taxes of $57,000, and $116,000 interest expense for the year. The Company did not have any commodity hedges open at December 29, 2001.

Quantitative and Qualitative Disclosures About Market Risk

The Company is subject to market risk primarily associated with changes in interest rates and commodity lumber prices.

Interest Rate Risk

As discussed in Note 7 to the Consolidated Financial Statements, to provide the funds necessary to complete the redemption of a portion of the Company's 11-5/8% Senior Subordinated Notes due 2003, the Company entered into an amended and restated credit agreement with its existing bank group on December 13, 2000. The amended and restated credit agreement, among other things, increased the total commitment to $251.7 million, removed the seasonal reduction in borrowing capacity provided for in the previous credit agreement, increased both the base rate and LIBOR based borrowing spreads, and extended the final maturity of the revolving credit agreement to June 30, 2005. A portion of the credit facility was provided as a one-time term loan in the principal amount of $51.7 million that requires quarterly principal payments beginning on March 31, 2001. Interest on amounts outstanding under the amended and restated revolving line of credit bear interest at a spread of 0.75% above the base rate of Fleet National Bank (5.50% at December 29, 2001) or 2.75% above the applicable LIBOR rate (4.69% at December 29, 2001). Depending upon the Company's rolling four-quarter interest coverage ratio and unused availability, as defined, amounts outstanding will bear interest at a spread above the base rate from 0.0% to 0.75% or from 2.00% to 2.75% above the applicable LIBOR rate. At December 29, 2001, the Company had designated $21.1 million and $72.0 million as base rate and LIBOR borrowings, respectively. Amounts outstanding at December 29, 2001 under the remaining $45.3 million term loan portion bear interest at a spread of 3.00% above the applicable LIBOR rate.

The Company entered into an interest rate swap agreement that effectively fixes the Company's borrowing cost at 5.75% plus the Company's LIBOR borrowing spread on $40.0 million of the Company's amended and restated line of credit borrowings. The interest rate swap agreement expired in February 2002.

Based on the Company's average borrowings under its revolving credit agreements during 2001, including amounts outstanding under the term loan portion and net of the impact of the interest rate swap agreement described above, a hypothetical 25 basis point movement in the base rate or LIBOR rate would result in an approximate $161,876 annualized increase or decrease in interest expense. (See Note 12 of Consolidated Financial Statements included elsewhere herein).

The fair value of the Company's outstanding 11 5/8% Senior Subordinated Notes was $32.0 million and $38.3 million at December 29, 2001 and December 30, 2000, respectively. As discussed in Note 7 to the Consolidated Financial Statements, the Company redeemed approximately $36.0 million face amount of the notes in December 2000. Assuming a hypothetical 100 basis point decrease in the yield to maturity of the outstanding notes at December 29, 2001, the fair value of the fixed rate debt would have increased by $0.3 million.

Commodity Price Risk

The Company will from time to time enter into lumber futures contracts to hedge price fluctuations related to anticipated future purchases of commodity lumber. While lumber futures contracts are entered into on a risk management basis, the Company's hedge positions could show a net gain or loss depending on prevailing market conditions. At December 29, 2001, the Company did not have any lumber futures contracts outstanding.

CONSOLIDATED Balance Sheets

(in thousands except share data)	December 29, 2001	December 30, 2000
Assets		
Current assets:		
Cash	$ 198	$ 243
Accounts receivable, less allowance for doubtful accounts of $2,119 in 2001 and $2,791 in 2000	83,369	76,659
Notes receivable from affiliate	430	201
Inventory	100,357	117,910
Deferred tax asset	7,474	6,692
Prepaid expenses	3,155	3,405
Total current assets	194,983	205,110
Notes receivable from affiliate	—	282
Property, plant and equipment, net	58,452	55,474
Trademark (net of accumulated amortization of $11,163 in 2001 and $10,941 in 2000)	5,856	6,079
Deferred tax asset	16,557	12,990
Rental equipment (net of accumulated depreciation of $2,186 in 2001 and $1,582 in 2000)	2,287	2,296
Other assets (net of accumulated amortization of $14,456 in 2001 and $12,440 in 2000)	17,035	18,705
Total assets	$ 295,170	$ 300,936
Liabilities & Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 9,157	$ 6,339
Accounts payable	43,956	35,294
Accrued liabilities	18,660	21,576
Total current liabilities	71,773	63,209
Long-term debt, less current maturities	193,253	200,403
Other long-term liabilities	3,373	3,428
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common stock $0.01 par (8,281,585 and 8,271,313 shares issued and outstanding in 2001 and 2000,respectively)	83	83
Accumulated comprehensive loss	(93)	—
Additional paid-in capital	87,134	87,092
Accumulated deficit	(60,353)	(53,279)
Total stockholders' equity	26,771	33,896
Total liabilities and stockholders' equity	$ 295,170	$ 300,936

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF Operations

(in thousands, except per share data)	December 29, 2001	December 30, 2000	December 25, 1999
Net sales	$1,000,999	$1,027,604	$1,087,402
Cost of sales	789,446	804,512	862,798
Gross profit	211,553	223,092	224,604
Selling, general and administrative expenses	194,608	199,889	185,884
Depreciation, goodwill and trademark amortization	6,508	5,877	5,295
Provision for doubtful accounts	1,470	983	1,724
Severance and other items	1,744	—	—
Other operating income	(4,344)	(3,292)	(4,932)
	199,986	203,457	187,971
Income from operations	11,567	19,635	36,633
Interest expense	21,787	24,322	23,302
(Loss) income before income taxes	(10,220)	(4,687)	13,331
(Benefit) provision for income taxes:	(3,146)	(735)	5,743
(Loss) income before extraordinary item	(7,074)	(3,952)	7,588
Extraordinary gain on early extinguishment of debt, net of taxes of $4,313	—	6,806	—
Net (loss) income	$ (7,074)	$ 2,854	$ 7,588
(Loss) income before extraordinary gain per common share – basic	$ (0.85)	$ (0.48)	$ 0.92
(Loss) income before extraordinary gain per common share – diluted	$ (0.85)	$ (0.48)	$ 0.91
Net (loss) income per common share – basic	$ (0.85)	$ 0.35	$ 0.92
Net (loss) income per common share – diluted	$ (0.85)	$ 0.34	$ 0.91
Weighted average common shares – for basic	8,277,190	8,249,774	8,216,265
Weighted average common shares – for diluted	8,277,190	8,466,383	8,330,571

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 25, 1999, December 30, 2000 and December 29, 2001 (in thousands, except for share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Comprehensive Loss	Total Equity
Balance at December 26, 1998	8,207,268	$ 82	$ 86,787	$ (63,721)	$ —	$ 23,148
Net income		—	—	7,588	—	7,588
Issuance of common stock	17,620	—	83	—	—	83
Balance at December 25, 1999	8,224,888	82	86,870	(56,133)	—	30,819
Net income		—	—	2,854	—	2,854
Issuance of common stock	46,425	1	222	—	—	223
Balance at December 30, 2000	8,271,313	83	87,092	(53,279)	—	33,896
Net Loss	—	—	—	(7,074)	—	(7,074)
Other comprehensive loss	—	—	—	—	(93)	(93)
Total comprehensive loss	—	—	—	—	—	(7,167)
Issuance of Common stock	10,272	—	42	—	—	42
Balance at December 29, 2001	8,281,585	$ 83	$ 87,134	$ (60,353)	$ (93)	$ 26,771

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF Cash Flows

(in thousands)	December 29, 2001	December 30, 2000	December 25, 1999
Cash flows from operating activities:			
Net (loss) income	$ (7,074)	$ 2,854	$ 7,588
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Extraordinary gain	—	(6,806)	—
Depreciation expense	7,719	6,507	5,852
Amortization of trademark	222	222	222
Amortization of goodwill	515	621	399
Amortization of deferred financing costs	1,449	1,274	1,510
Provision for doubtful accounts	1,470	983	1,724
Gain on sale of assets and other items	(1,270)	77	(1,375)
Deferred tax (benefit) provision	(4,349)	(2,116)	4,460
Changes in assets and liabilities, net of the effects of acquisitions:			
(Increase) / decrease in accounts receivable	(8,153)	32,461	(16,904)
Decrease / (increase) in inventory	17,728	2,795	(15,831)
Decrease / (increase) in accounts payable and accrued liabilities	4,569	(22,150)	3,539
Decrease / (increase) in prepaids and other assets	372	(1,830)	(666)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	13,198	14,892	(9,482)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(10,269)	(9,734)	(8,624)
Payments for acquisitions	(760)	(800)	(12,999)
Proceeds from sales of property, plant and equipment	2,646	1,291	4,026
NET CASH USED IN INVESTING ACTIVITIES	(8,383)	(9,243)	(17,597)
Cash flows from financing activities:			
Decrease / (increase) in notes receivable	53	(2)	614
Debt issuance cost	(581)	(2,595)	(2,294)
Net borrowing / (repayments) under revolving line of credit	(4,332)	22,044	28,782
Reductions of notes payable	—	(24,925)	(16)
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES	(4,860)	(5,478)	27,086
NET (DECREASE) / INCREASE IN CASH	(45)	171	7
Cash at beginning of year	243	72	65
CASH AT END OF YEAR	$ 198	$ 243	$ 72
Supplemental schedule of cash flow information:			
Interest paid	$ 19,458	$ 23,203	$ 21,503
Income taxes paid	1,141	1,457	1,524
Supplemental schedule of non-cash investing and financing activities:			
The Company purchased assets in conjunction with acquisitions made during the period. In connection with these acquisitions, liabilities were assumed as follows:			
Assets acquired	$ 1,789	$ 800	$ 14,850
Liabilities assumed	$ 1,030	$ —	$ 529
Purchase price payable	$ 759	$ —	$ 1,322

The accompanying notes are an integral part of the consolidated financial statements.

1. Description of Business

Wickes Inc. (formerly Wickes Lumber Company), through its sales and distribution facilities, markets lumber and building materials and provides specialized services primarily to professional contractors, repair and remodelers, and do-it-yourself home owners, principally in the Midwest, Northeast and Southern United States. Wickes Inc.'s wholly-owned subsidiaries are: Lumber Trademark Company ("LTC"), a holding company for the "Flying W" trademark; and GLC Division, Inc. ("GLC"), which subleases certain real estate to Wickes Inc.

2. Accounting Policies

Principles of Consolidation

The consolidated financial statements present the results of operations, financial position, and cash flows of Wickes Inc. and all its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the last Saturday in December. All periods presented represent 52-week years with the exception of 2000 being a 53-week year.

Revenue Recognition

The Company recognizes revenues at the time products are shipped or services are provided. For contracts that have material or service elements provided over extended periods of time, revenue generally is recognized, as materials are delivered, services have been performed and manufactured building components have been delivered or installed. Prepayments for materials or services are deferred until such materials have been delivered or services have been provided.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity date of three months or less to be cash equivalents.

Accounts Receivable

The Company extends credit primarily to qualified professional contractors and professional repair and remodelers, generally on a non-collateralized basis. The allowance for doubtful accounts is based on management's assessment of the amount which may become uncollectible in the future and is estimated using specific review of problem accounts, overall portfolio quality and current economic conditions that may affect the borrower's ability to pay, and historical experience.

Inventory

Inventory consists principally of finished goods. The Company utilizes the first-in, first-out (FIFO) cost flow assumption for valuing its inventory. Inventory is valued at the lower of cost or market, but not in excess of net realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated under the straight-line method. Estimated useful lives range from 15 to 39 years for buildings and improvements. Leasehold improvements are depreciated over the lesser of the estimated useful life of the asset or the lease term. Machinery and equipment, which includes software, lives range from 3 to 10 years. Expenditures for maintenance and repairs are charged to operations as incurred. Gains and losses from dispositions of property, plant, and equipment are included in the Company's statement of operations as other operating income.

Rental Equipment

Rental equipment consists of hand tools and power equipment held for rental. This equipment is depreciated using the straight-line method over a 3 to 7 year life.

Other Assets

Other assets consist primarily of deferred financing costs and goodwill which are being amortized on the straight-line method, goodwill over 10 to 35 years and deferred financing costs over the expected terms of the related debt agreements.

Amortization expense for deferred financing costs is reflected as interest expense on the Company's Consolidated Statements of Operations.

Trademark

The cost of Company's "Flying W" trademark is being amortized over a 40-year period.

Postretirement Benefits Other Than Pensions

The Company provides certain health and life insurance benefits for eligible retirees and their dependents. The Company accounts for the costs of these postretirement benefits over the employees' working careers in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Postemployment Benefits

The Company provides certain other postemployment benefits to qualified former or inactive employees. The Company accounts for the costs of these postemployment benefits in the period when it is probable that a benefit will be provided in accordance with SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Tax provisions and credits are recorded at statutory rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when the Company cannot make the determination that it is more likely than not that some portion of the related tax asset will be realized.

Earnings Per Common Share

Earnings per common share is calculated in accordance with SFAS No. 128, "Earnings Per Share." Weighted average shares outstanding have been adjusted for dilution using the treasury stock method.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates reported.

Impairment of Long-Lived Assets

The Company evaluates assets held for use and assets to be disposed of in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company historically has reviewed excess property held for sale, and when appropriate, recorded these assets at the lower of their carrying amount or fair value (see Note 5).

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on the fair value of such instruments. The pronouncement requires companies that choose not to adopt the fair value method of accounting to disclose the pro forma net income and earnings per share under the fair value method. As permitted by SFAS 123, the Company elected to continue the intrinsic value method of accounting prescribed by APB Opinion 25. As required, the Company has disclosed the pro forma net income and pro forma earnings per share as if the fair value based accounting methods had been used to account for stock-based compensation cost (see Note 9).

Segment Reporting

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Based on this criteria, the Company has determined that it operates in one business segment, that being the supply and distribution of lumber and building materials to building professionals and do-it-yourself customers, primarily in the Midwest, Northeast, and South. Thus, all information required by SFAS No. 131 is included in the Company's financial statements. No single customer represented more than 10% of the Company's total sales in 2001, 2000, and 1999.

Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121, and requires that long-lived assets held for use and those to be disposed of be measured for impairment. The standard became effective for fiscal year 2002. The Company is in the process of evaluating the adoption of this statement.

In July 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires companies to assess impairment of goodwill and other intangible assets on at least an annual basis to determine whether the fair value of those intangible assets continues to exceed the book value. Instead of amortization of goodwill, companies are required to record an impairment charge if the fair value is below carrying value. The standard became effective for the Company in fiscal year 2002. Goodwill amortization for the years ended December 29, 2001 and December 30, 2000 was $515,000 and $621,000, respectively. The Company is in the process of evaluating the adoption of this statement. It is possible the Company could incur an impairment charge related to adopting this statement.

On December 31, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. This standard requires that all derivative instruments, including certain derivative instruments embedded in other contracts, be recognized as assets or liabilities in the balance sheet and measured at fair value. If a derivative is designated as a fair value hedge, changes in the fair value of the derivative and the hedged item will be recognized in earnings. If a derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the statement of operations when the hedged item affects earnings. For a derivative that does not qualify as a hedge, changes in fair value will be recorded in earnings. As a result of adopting SFAS 133 in 2000, the Company recorded a pre-tax charge of approximately $0.1 million in the year 2000 as a cumulative transition adjustment to other comprehensive income for derivatives designated in cash flow-type hedges prior to adopting SFAS 133. At December 29, 2001 the Company's interest rate swap qualified as a hedge under SFAS 133 which resulted in an adjustment to Other Comprehensive Income of $93,000, net of income taxes of $57,000, and $116,000 interest expense for the year. The Company did not have any commodity hedges open at December 29, 2001.

Reclassifications and Eliminations

Certain reclassifications have been made to prior year amounts to conform to the current presentation. All material intercompany balances and transactions have been eliminated.

3. Other Comprehensive Income

The components of comprehensive (loss) income for the years ended December 29, 2001 and December 30, 2000 are as follows (in thousands):

	Dec. 29, 2001	Dec. 30, 2000
Net (loss) income	$ (7,074)	$ 2,854
Change in fair value of interest rate swap, net of tax of $57	(93)	—
Comprehensive (loss) income	$ (7,167)	$ 2,854

4. Acquisitions

During 2001, the Company acquired the real estate and other assets of a local lumber distributor in Kenvil, New Jersey for approximately $1.6 million, of which $650,000 was paid in cash and $950,000 in a three-year purchase money mortgage. The purpose of the acquisition is to relocate an existing lumber and distribution center from a nearby leased location. In addition, the Company acquired JWatt Construction, a framing contractor for construction of residential and commercial real property, for an immaterial purchase price. The Company has accrued a liability for payments to be paid over a three-year period.

The Company made one acquisition during 2000, acquiring TresArk Enterprises, Inc. TresArk Enterprises, Inc. is a producer of construction management software designed for lumberyards and their professional contractors and was acquired for $0.8 million, paid for in cash in 2000. The amounts previously classified as goodwill have been reclassified to software.

During 1999, the Company made four acquisitions, all component facilities. The total purchase price of these acquisitions was $14.3 million. In January 1999, the Company acquired the assets of a wall panel manufacturer located in Cookeville, Tennessee. In March 1999, the Company acquired the assets of Porter Building Products, a manufacturer of trusses and wall panels, located in Bear, Delaware. In October 1999, the Company acquired the assets of Advanced Truss Systems, Inc. of Kings Mountain, North Carolina. Advanced Truss Systems is a manufacturer of engineered wood trusses, servicing the greater Charlotte, North Carolina, market. In November 1999, the Company acquired the assets of United Building Systems, Inc. of Lexington, Kentucky. United Building Systems is a manufacturer of wall panels and roof and floor trusses, in the Lexington, Kentucky, market.

The costs of these acquisitions have been allocated on the basis of the fair value of the assets acquired and the liabilities assumed. The excess of the purchase price over the fair value of the net assets acquired resulted in goodwill, which is being amortized on a straight-line basis. All acquisitions have been accounted for as purchases. Operations of the companies acquired have been included in the accompanying consolidated financial statements from their respective acquisition dates.

The results of all acquisitions were not material to the Company's consolidated operations.

5. Property, Plant, and Equipment

Property, plant and equipment is summarized as follows:

(in thousands)	Dec. 29, 2001	Dec. 30, 2000
Land and improvements	$ 15,168	$ 14,356
Buildings	35,432	32,997
Machinery and equipment	41,979	40,500
Leasehold improvements	3,537	3,680
Construction in progress	3,110	2,246
Gross property, plant, and equipment	99,226	93,779
Less: accumulated depreciation	(42,278)	(39,822)
Property, plant, and equipment in use, net	56,948	53,957
Assets held for sale, net	1,504	1,517
Property, plant, and equipment, net	$ 58,452	$ 55,474

Sales of Real Estate

In 2001, the Company sold four pieces of real estate for a net gain of $1.2 million. One property, which had been held since first quarter 1996 was sold at a net loss of $10,000. The other three properties were not held for sale and were sold for net gains. Of the three properties, one was an easement of property, one was a result of relocation to a larger facility, and one was a result of closing a center and selling the property.

In 2000, the Company sold three pieces of real estate for a net gain $204,000. One property, which had been held for sale since 1998 had been previously written down by $119,000 from its original net book value and sold at a net loss of $72,000. The other two properties, both held for sale since prior to 1996, had not been previously written down and each were sold for net gains.

In 1999, the Company sold five pieces of real estate for a net gain of $1.4 million. One property, which had been held for sale since the first quarter of 1990, had been previously written down by $200,000 from its original net book value and sold at a net loss of $23,000. The other four properties, one held for sale since 1992 and the others since 1998, had not been previously written down and each were sold for net gains.

The Company reviews assets held for sale in accordance with SFAS No. 121. At December 30, 2000, the Company held three properties for resale that had been written down to their estimated fair market values prior to 1998. The Company did not record any impairment to the cost of assets held for sale in 2001, 2000 or 1999. Certain of these properties are leased to others until such time that appropriate disposition can be affected.

6. Accrued Liabilities

Accrued liabilities consist of the following:

(in thousands)	Dec. 29, 2001	Dec. 30, 2000
Accrued payroll	$ 6,965	$ 9,038
Accrued liability insurance	2,034	5,183
Other	9,661	7,355
Total accrued liabilities	$ 18,660	$ 21,576

7. Long-Term Debt

Long-term debt obligations are summarized as follows:

(in thousands)	Dec. 29, 2001	Dec. 30, 2000
Senior subordinated notes	$ 63,956	$ 63,956
Revolving credit facility:		
Revolving notes	93,143	91,136
Term notes	45,311	51,650
Total long-term debt	202,410	206,742
Less current maturities	9,157	6,339
Total long-term debt less current maturities	$193,253	$200,403

Aggregate Maturities

The remaining outstanding principal balance of the Notes, totaling $64.0 million, matures on December 15, 2003. The amended and restated credit facility has an expiration date of June 30, 2005. The term loan portion of the revolving credit facility includes required quarterly principal payments as follows: $2.1 million from March 31, 2001 through December 31, 2001; $2.3 million from March 31, 2002 through December 31, 2002; $3.0 million from March 31, 2003 through December 31, 2004; $4.7 million on March 31, 2005; with the remaining principal balance due June 30, 2005. In addition, the term loan contains provisions for mandatory principal prepayments in the event that the Company receives cash in connection with certain transactions, as defined.

Senior Subordinated Notes

On October 22, 1993, the Company issued $100.0 million principal amount of 10-year unsecured senior subordinated notes, due December 15, 2003 (collectively, the "Notes"). Interest on the Notes is 11-5/8%, which is payable semi-annually. Covenants under the related indenture restrict, among other things, the payment of dividends, the prepayment of certain debt, the incurrence of additional debt if certain financial ratios are not met, the sale of certain assets unless the proceeds are applied to the Notes and other restricted payments. In addition, the Notes require that, upon a change in control of the Company, as defined, the Company must offer to purchase the Notes at 101% of the principal thereof, plus accrued interest.

On November 21, 2000 the Company commenced a cash tender offer for the Notes, at a substantial discount from face value. The offer expired on December 20, 2000 and on December 26, 2000, the Company redeemed $36.0 million of notes tendered (the "Redemption"). As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. The net gain, after appropriate state and federal income taxes was $6.8 million.

Revolving Line of Credit/Term Debt

The Company's amended and restated credit agreement and the trust indenture relating to the Company's 11-5/8% Senior Subordinated Notes contain certain covenants and restrictions. Generally, the agreement and the trust indenture restrict, among other things, capital expenditures, the incurrence of additional debt, asset sales, dividends, investments, acquisitions and other restricted payments. Furthermore, the agreement considers a change in control, as defined, as an event of default. In addition, upon a change in control of the Company, as defined in the trust indenture, the Company must offer to purchase the 11-5/8% Senior Subordinated Notes at 101% of the principal thereof, plus accrued interest.

On November 21, 2000 the Company commenced a cash tender offer for its outstanding 11-5/8% Senior Subordinated Notes due 2003, at a substantial discount from face value. The offer expired on December 20, 2000 and on December 26, 2000, the Company redeemed $36.0 million of notes tendered. As a result of this transaction, the Company recorded a pre-tax gain of $11.1 million, net of costs associated with the transaction. The net gain, after appropriate state and federal income taxes was $6.8 million.

To provide the funds necessary to complete the Redemption, the Company entered into an amended and restated credit agreement with its existing bank group on December 13, 2000. The amended and restated credit agreement, among other things, increased the total commitment to $251.7 million, removed the seasonal reduction in borrowing capacity provided for in the previous credit agreement, increased both the base rate and LIBOR based borrowing spreads, and extended the final maturity of the revolving credit agreement to June 30, 2005. A portion of the credit facility was provided as a one-time term loan in the principal amount of $51.7 million that requires quarterly principal payments, which began on March 31, 2001. The term loan contains provisions for mandatory principal prepayments in the event that the Company receives cash in connection with certain transactions, as defined.

A commitment fee of 0.38% is payable on the unused amount of the amended and restated revolving line of credit. Interest on amounts outstanding under the amended and restated revolving line of credit bear interest at a spread of 0.75% above the base rate of Fleet National Bank (5.50% at December 29, 2001) or 2.50% above the applicable LIBOR rate (4.69% at December 29, 2001). Depending upon the Company's rolling four-quarter interest coverage ratio and unused availability, as defined, amounts outstanding will bear interest at a spread above the base rate from 0.0% to 0.75% or from 2.00% to 2.75% above the applicable LIBOR rate. At December 29, 2001, the Company had designated $21.1 million and $72.0 million as base rate and LIBOR borrowings, respectively. Amounts outstanding under the $45.3 million term loan portion bear interest at a spread of 3.00% above the applicable LIBOR rate. All interest is payable monthly.

The Company has entered into an interest rate swap agreement that effectively fixes the Company's borrowing cost at 5.75% plus the Company's LIBOR borrowing spread on $40.0 million of the Company's amended and restated line of credit borrowings. The interest rate swap agreement expired in February 2002.

Substantially all of the Company's accounts receivable, inventory and general intangibles are pledged as collateral for the amended and restated revolving line of credit. In addition, substantially all of the Company's owned real estate assets were provided as additional collateral in connection with the term loan. Availability is limited to

85.0% of eligible accounts receivable plus 60.0% of eligible inventory, with these percentages subject to change at the permitted discretion of the agent for the lenders.

The Company's weighted-average interest rate on all outstanding borrowings, excluding amortization of debt issue costs, for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 was approximately 8.87%, 9.96% and 9.34%, respectively.

On May 14, 2001, the Company amended the credit agreement to reduce the level of net worth required on March 31, 2001. On August 13, 2001 the Company amended the credit agreement to remove the net worth covenant, increase the required minimum unused availability from $15 million to $25 million, and to allow for certain corporate structure changes. The amendment also requires the Company to maintain certain average borrowing levels. On February 28, 2002, the Company amended the credit agreement to modify the approved average borrowing levels for the next 12 months, and to reduce the capital spending limit from $9.0 million to $7.0 million for 2002. In March 2002, the Company's bank group waived compliance with sections 9.3, 9.6 and 9.10 of the amended and restated credit agreement to allow a sale-leaseback transaction on the Company's Aurora, CO. property.

8. Commitments and Contingencies

At December 29, 2001, the Company had accrued approximately $113,000 for remediation of certain environmental and product liability matters, principally underground storage tank removal.

Many of the sales and distribution facilities presently and formerly operated by the Company contained underground petroleum storage tanks. All such tanks known to the Company located on facilities owned or operated by the Company have been decommissioned or removed. As a result of reviews made in connection with the sale or possible sale of certain facilities, the Company has found petroleum contamination of soil and ground water on several of these sites and has taken, and expects to take, remedial actions with respect thereto. In addition, it is possible that similar contamination may exist on properties no longer owned or operated by the Company, the remediation of which the Company could be held responsible for under certain circumstances. Since 1988, the Company has incurred approximately $2.0 million of costs, net of insurance and regulatory recoveries, with respect to the filling or removing of underground storage tanks and related investigatory and remedial actions. Insignificant amounts of contamination have been found on excess properties sold over the past six years.

The Company previously had been identified as having used two landfills which are now Superfund clean up sites. The Company's obligations related to these items were settled for immaterial amounts.

The Company is one of many defendants in two class action suits filed in August of 1996 by approximately 200 claimants for unspecified damages as a result of health problems claimed to have been caused by inhalation of silica dust, a byproduct of concrete and mortar mix, allegedly generated by a cement plant with which the Company has no connection other than as a customer. The Company has entered into a cost-sharing agreement with its insurers, and any liability is not expected to be material.

The Company is one of many defendants in approximately 424 actions, each of which seeks unspecified damages, in various state courts against manufacturers and building material retailers by individuals who claim to have suffered injuries from products containing asbestos. The Company is aggressively defending these actions and does not believe that these actions will have a material adverse effect on the Company. Since 1993, the Company has settled 68 similar actions for insignificant amounts, and another 262 of these actions have been dismissed. None of these suits have made it to trial.

Losses in excess of the $113,000 reserved as of December 29, 2001 are possible, but an estimate of these amounts cannot be made.

The Company is involved in various other legal proceedings that are incidental to the conduct of its business. Certain of these proceedings involve potential damages for which the Company's insurance coverage may be unavailable. While the Company does not believe that any of these proceedings will have a material adverse effect on the Company's financial position, annual results of operations or liquidity, there can be no assurance of this.

Leases

The Company entered into a sale-leaseback transaction for a facility located in Aurora, CO. The Company sold the property for approximately $2.7 million and accepted a 6 month promissory note with recourse against the asset sold. The Company has accounted for this transaction under the deposit method, under the requirements of SFAS No. 66 "Accounting for the Sale of Real Estate". Under the deposit method, the Company does not recognize any profit or note receivable, and continues to report in the financial statements the property and related debt, if any. The Company paid cash for the land and building upon the initial purchase and thus, does not have a mortgage associated with the building.

The lease has an initial 20-year lease term with two additional renewal options of five years each. The minimum lease payments are included in the minimum lease schedule summarized below.

The Company has entered into operating leases for corporate office space, retail space, equipment and other items. These leases provide for minimum rents. These leases generally include options to renew for additional periods. Total rent expense under all operating leases was $18.5 million, $17.4 million, and $14.3 million for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

Future minimum commitments for noncancelable operating leases are as follows:

Year	Amount
	(in thousands)
2002	$ 14,899
2003	12,551
2004	9,581
2005	4,649
2006	2,572
Thereafter	31,296
Subtotal	75,548
Less sublease income	(6,273)
Total	$ 69,275

9. Stockholders' Equity

Preferred Stock

As of December 29, 2001, the Company had authorized 3,000,000 shares of preferred stock, none of which were issued or outstanding.

Common Stock

The Company currently has one class of common stock: Common Stock, par value $.01 per share. At December 29, 2001, there were 20,000,000 shares of Common Stock authorized and 8,281,585 shares issued and outstanding. In addition, at December 29, 2001, there were options to purchase 653,297 shares of Common Stock under the Company's 1993 Long-Term Incentive Plan and 1993 Director Incentive Plan.

Stock Compensation Plans

As of December 29, 2001, the Company has two stock-based compensation plans (both fixed option plans), which are described below. Under the 1993 Long-Term Incentive plan as amended on November 30, 1994, the Company may grant options and other awards to its employees. No more than 835,000 shares of common stock may be issued under the Incentive Plan. Under the 1993 Director Incentive Plan, the Company may grant options and other awards and issue shares in lieu of directors fees to directors. No more than 75,000 shares may be issued under the Director Plan. The exercise price of grants equals or exceeds the market price at the date of grant. The options have a maximum term of 10 years. For non-officers, the options generally become exercisable in equal installments over a three-year period from the date of grant. For officers the vesting periods can vary by grant.

Since the Company applies APB Opinion 25 and related interpretations in accounting for its plans, no compensation cost has been recognized in conjunction with these plans. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

		2001	2000	1999
(Loss) income before extraordinary gain	As reported	$(7,074)	$(3,952)	$7,558
	Pro forma	$(7,166)	$(4,158)	$7,357
Net (loss) income	As reported	$(7,074)	$ 2,854	$7,558
	Pro forma	$(7,166)	$ 2,648	$7,357
(Loss) income before extraordinary gain per share – basic	As reported	$ (.85)	$ (.48)	$ .92
	Pro forma	$ (.87)	$ (.50)	$ .90
(Loss) income before extraordinary gain per share – diluted	As reported	$ (.85)	$ (.48)	$ .91
	Pro forma	$ (.87)	$ (.50)	$ .88
Net (loss) income per share – basic	As reported	$ (.85)	$ .35	$. 92
	Pro forma	$ (.87)	$ .32	$ .90
Net (loss) income per share – diluted	As reported	$ (.85)	$. 34	$ .91
	Pro forma	$ (.87)	$ .31	$. 88

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield of 0% for all years; expected volatility of 68%, 60%, and 49%; risk-free interest rates of 4.9%, 6.7% and 5.1%; and an expected life of 5.5, 5.6 and 5.6 years.

A summary of the status of the Company's fixed stock option plans as of December 29, 2001, December 30, 2000 and December 25, 1999 and changes during the years ended on those dates is presented as follows:

Fixed Options	2001 Shares	2001 Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price	1999 Shares	1999 Weighted Average Exercise Price
Outstanding beginning of year	776,797	$ 7.23	788,072	$ 7.22	734,263	$ 7.67
Granted	75,500	$ 4.49	83,500	$ 6.90	121,475	$ 4.85
Exercised	—	—	(39,433)	$ 3.68	(3,617)	$ 3.91
Forfeited, cancelled or expired	(199,000)	$ 4.72	(55,342)	$ 9.04	(64,049)	$ 8.17
Outstanding end of year	653,297	$ 7.68	776,797	$ 7.23	788,072	$ 7.22
Options exercisable at year end	526,532	$ 8.26	443,404	$ 8.86	384,720	$ 10.23
Options available for future grant at year end	202,639		79,139		107,297	

Weighted-average fair value of options granted during the year where:

	2001	2000	1999
Exercise price equals market price	$ 2.84	$ 4.02	$ 2.51
Exercise price exceeds market price	n/a	n/a	n/a
Exercise price is less than market price	n/a	n/a	n/a

The following table summarizes information about fixed stock options outstanding at December 29, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/29/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/29/01	Weighted-Average Exercise Price
$ 3.06 – $ 5.00	380,457	6.5 years	$ 4.28	291,674	$ 4.18
$ 5.13 – $ 7.00	89,917	6.8 years	$ 6.34	51,935	$ 5.96
$ 10.95 – $ 23.25	182,923	2.7 years	$ 15.41	182,923	$ 15.41

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128. The following is the reconciliation of the numerators and denominators used for basic and diluted earnings per share:

	2001	2000	1999
Numerators:			
Income (loss) before extraordinary gain – for basic and diluted EPS	$(7,074,000)	$(3,952,000)	$7,588,000
Net income (loss) – for basic and diluted EPS	$(7,074,000)	$ 2,854,000	$7,588,000
Denominators:			
Weighted average common shares – for basic EPS	8,277,190	8,249,774	8,216,265
Common shares from options	—	98,885	82,191
Other common stock equivalents	—	117,724	32,115
Weighted average common shares — for diluted EPS	8,277,190	8,466,383	8,330,571

In years where net losses are incurred, the dilutive effects of options and other common stock equivalents are not used in the calculation of diluted EPS, as they would be anti-dilutive. In addition, options to purchase 544,000, 278,000 and 227,000 weighted-average shares of common stock during 2001, 2000 and 1999 were not included in the calculation of diluted EPS as the options' exercise prices were greater than the average market price.

10. Employee Benefit Plans

401(k) Plan

The Company sponsors a defined contribution 401(k) plan covering substantially all of its full-time employees. Additionally, the Company provides matching contributions up to a maximum of 2.5% of participating employees' salaries and wages. Total expenses under the plan for the years ended December 29, 2001, December 30, 2000, and December 25, 1999 were $2.0 million, $2.1 million and $1.8 million, respectively.

Postretirement Benefits Other Than Pensions

The Company provides life and health care benefits to retired employees. Generally, employees who have attained an age of 60, have rendered 10 years of service and are currently enrolled in the medical benefit plan are eligible for postretirement benefits. The Company accrues the estimated cost of retiree benefit payments during the employee's active service period.

The following tables reconcile the postretirement benefit, the plan's funded status and actuarial assumptions, as required by Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."

(in thousands)	Dec. 29, 2001	Dec. 30, 2000
Change in accumulated postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 2,247	$ 2,142
Service cost	335	263
Interest cost	179	157
Participant contributions	—	—
Claims paid	(703)	(317)
Actuarial losses (gains)	325	2
Plan amendments	—	—
Benefit obligation at year-end	$ 2,384	$ 2,247
Change in plan assets:		
Fair value of plan assets	n/a	n/a
Reconciliation of funded status:		
Funded status	$ (2,384)	$ (2,247)
Unrecognized transition obligation	—	—
Unrecognized prior service cost	(20)	(30)
Unrecognized actuarial gain	(442)	(794)
Net amount recognized as other long-term liabilities	$ (2,846)	$ (3,071)
Weighted-average assumptions as of year-end:		
Discount rate	7.25%	7.50%
Expected return on assets	n/a	n/a
Medical cost trend	6.00%	6.00%

(in thousands)	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Components of net periodic benefit cost:			
Service cost	$ 335	$ 264	$ 244
Interest cost	179	157	151
Expected return on plan assets	n/a	n/a	n/a
Amortization of transition obligation	—	—	—
Amortization of prior service cost	(10)	(10)	(10)
Amortization of actuarial gain	(27)	(80)	(39)
Net periodic benefit cost	$ 478	$ 331	$ 346

(in thousands)	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Weighted average assumptions used in computing net periodic benefit cost:			
Discount rate	7.50%	8.00%	6.75%
Expected return on plan assets	n/a	n/a	n/a
Medical cost trend	6.00%	6.00%	6.00%

Health care cost trend sensitivity:	1% Increase	1% Decrease
Effect on total service cost and interest cost components	$ 28	$ (25)
Effect on postretirement benefit obligation	66	(62)

Postemployment Benefits

The Company provides certain postemployment benefits to qualified former or inactive employees who are not retirees. The Company had accrued $219,000 and $152,000 at December 29, 2001 and December 30, 2000, respectively. These benefits include salary continuance, severance, and healthcare. Salary continuance and severance pay are based on compensation and years of service. Additional severance pay is granted to eligible employees who are 40 years of age or older and have been employed by the Company five or more years. The Company accrues the estimated cost of benefits provided to former or inactive employees who have not yet retired over the employees' service period or as an expense at the date of the event triggering the benefit.

11. Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. As of December 29, 2001, the Company has net operating loss carryforwards available to offset future taxable income of approximately $41.4 million expiring in the years 2006 through 2021.

The income tax provision consists of both current and deferred amounts. The components of the income tax provision are as follows:

(in thousands)	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Taxes currently payable:			
State income tax	$ 1,203	$ 1,372	$ 1,122
Federal income tax	—	9	161
Deferred (benefit) expense	(4,349)	(2,116)	4,460
Income tax (benefit) expense	(3,146)	(735)	5,743
Extraordinary expense	—	4,313	—
Total income tax (benefit) expense	$ (3,146)	$ 3,578	$ 5,743

An effective federal and state income tax rate of 38.9%, 38.8% and 38.7% was used to calculate income taxes for 2001, 2000 and 1999, respectively. In addition to the effective income tax rate, state franchise taxes of $1.1 million, $1.4 million and $1.1 million are included in the provision reported for 2001, 2000 and 1999, respectively. The following table summarizes significant differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rates to income before taxes:

(in thousands)	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Tax/(benefit) computed at U.S. statutory tax rate	$ (3,577)	$ 2,251	$ 4,666
State and local taxes	312	1,020	1,159
Alternative minimum tax Differential	—	9	161
Other	119	298	(243)
Total tax provision	$ (3,146)	$ 3,578	$ 5,743

Tax provision and credits are recorded at statutory rates for the taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance primarily relates to losses incurred on certain investments which the Company believes may not be fully deductible for tax purposes. Management has determined, based on the Company's positive earnings in 1999 and 2000, and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to fully recognize its remaining net deferred tax assets. The components of the deferred tax assets and liabilities at December 29, 2001 and December 30, 2000 are as follows:

(in thousands)	Dec. 29, 2001	Dec. 30, 2000
Deferred income tax assets:		
Trade accounts receivable	$ 863	$ 1,139
Inventories	2,822	3,066
Accrued personnel cost	1,249	1,316
Other accrued liabilities	5,201	3,673
Net operating loss	14,487	13,247
Other	6,132	3,622
Gross deferred income tax assets	30,754	26,063
Less: valuation allowance	(1,190)	(1,132)
Total deferred income tax assets	29,564	24,931
Deferred income tax liabilities:		
Property, plant and equipment	1,241	1,537
Goodwill and trademark	3,104	3,083
Other accrued liabilities	1,188	629
Total deferred income tax liabilities	5,533	5,249
Net deferred tax assets	$ 24,031	$ 19,682

12. Financial Instruments

The fair value of the Company's cash and cash equivalents, accounts and notes receivable (including related party amounts) and accounts payable, approximates the carrying value due to the short maturity of these instruments.

Long-Term Debt

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

(in thousands)	Fair Value	Carrying Value
2001 Financial Liabilities:		
Long-term Debt-		
Revolving Credit Facility:		
Revolving Notes	$ 93,143	$ 93,143
Term Notes	45,311	45,311
Senior Subordinated Notes	31,978	63,956
2000 Financial Liabilities:		
Long-term Debt-		
Revolving Credit Facility:		
Revolving Notes	$ 91,136	$ 91,136
Term Notes	51,650	51,650
Senior Subordinated Notes	38,374	63,956

Derivative Financial Instruments

The Company uses derivative financial instruments in the normal course of business as a tool to manage its exposure to interest rates and commodity lumber prices. The Company does not hold or issue derivative financial instruments for trading purposes. Gains and losses relating to hedging contracts are generally deferred and recorded in income or as an adjustment to the carrying value of the related asset or liability at the time the transaction is complete. Payments or receipts of interest under interest rate swap arrangements are accounted for as an adjustment to interest expense. The fair value of derivative financial instruments is determined based upon dealer quotes.

Lumber Futures Contracts

The Company enters into lumber futures contracts to hedge price fluctuations related to anticipated future purchases of commodity lumber. While lumber futures contracts are entered into on a risk management basis, the Company's hedge positions could show a net gain or loss depending on prevailing market conditions. At December 29, 2001, the Company did not have any lumber futures contracts outstanding.

Interest Rate Swap

The Company has entered into an interest rate swap agreement on February 17, 1999 that effectively fixes the Company's borrowing cost at 5.75% plus the Company's LIBOR borrowing spread (as discussed in Note 7 above) on $40.0 million of the Company's amended and restated line of credit borrowings. The interest rate swap agreement expired in February 2002.

13. Related Party Transactions

Approximately 35% of the Company's outstanding shares of common stock are owned by Riverside Group, Inc. and approximately 13% owned by Imagine Investments, Inc. and its parent, Stone Investments, Inc.

In March 2000, the Company entered into an agreement with Buildscape, Inc., an entity affiliated with Riverside Group, Inc. and Imagine Investments, Inc., each of which may be deemed an affiliate of the Company. Pursuant to this agreement, the Company and Buildscape, Inc. are jointly conducting an Internet distribution program. Buildscape, is an Internet service designed for builders that allows the Company's customers to buy products and materials from Wickes and other suppliers. It provides real-time online access to the professional builders' specific Wickes price list, bill of materials and trade account. Wickes' sales through the Buildscape site were $23.8 million in 2001.

In February 1998, as part of the determination made by the Company to discontinue or sell non-core programs, the Company sold certain operations to Riverside Group, Inc. In exchange for these assets, the Company received a three-year $870,000 unsecured promissory note and 10% of future net income of these operations (subject to a maximum of $429,000 plus interest). In March 2000, the Company extended the terms of its note receivable from Riverside Group, Inc. Under the revised terms, all previously accrued interest was paid to the Company by Riverside Group, Inc. on March 31, 2000. Repayment of the remaining principal balance was deferred for one year, with quarterly principal payments commencing on April 1, 2001 and ending June 30, 2002. On December 28, 2001 the Company amended the terms of its note receivable with Riverside Group, Inc. in an agreement that extended the payment of principal and interest, due in full, on December 28, 2002. As of December 29, 2001 the remaining principle balance was approximately $402,000, with accrued interest of $28,000. Interest earned for the years ended 2001, 2000 and 1999 was approximately $40,000, $54,000 and $71,000, respectively.

In 2001, the Company paid approximately $953,000 in reimbursements primarily to affiliates of the Company's Chairman, for costs related to services provided to the Company during the year by certain employees of the affiliated company and use of a corporate aircraft. Total payments in 2000 and 1999 for similar services were approximately $333,000 and $660,000, respectively.

14. Severance and Other Charges

In 2001, the Company's management developed a plan to reorganize and improve productivity and performance. The results have shown and are expected to continue to show reductions in administrative expense, marketing expense, headcount and the elimination of non-strategic operating units. The Company incurred severance and other items of $1.7 million, primarily relating to severance pay and distribution center closing costs.

15. Other Operating Income

Other operating income on the Company's Statement of Operations primarily includes the sale or disposal of property, plant and equipment, service charges assessed customers on past due accounts receivables and casualty gains/losses. Other operating income increased approximately $1.0 million or 32.0% to $4.3 million in 2001, compared with $3.3 million in 2000. The increase is attributable to gains realized on the sale of real estate and various fixed assets. During 2001, the Company sold four pieces of real estate, resulting in recorded gains of approximately $1.2 million. This is compared with three real estate sales and various fixed asset disposals in 2000, resulting in total gains of approximately $0.3 million. The following table summarizes the major components of other operating income by year.

	Other Operating Income Gain/(Loss)		
(in thousands)	**2001**	**2000**	**1999**
Sale of property, plant and equipment	$ 1,357	$ 345	$ 1,821
Accounts receivable service charges	2,305	2,409	2,460
Casualty losses	(320)	(559)	(556)
Other	1,002	1,096	1,208
Total	$ 4,344	$ 3,292	$ 4,932

16. Selected Quarterly Financial Data (unaudited)

The following table contains selected unaudited quarterly financial data for the years ended December 29, 2001 and December 30, 2000. Quarterly earnings/(loss) per common share may not total to year end earnings/(loss) per share due to the issuance of additional shares of Common Stock during the course of the year.

Quarterly Financial Data (Unaudited)

Fiscal Quarters
(in millions, except per share data and percentages)

	Net Sales	Net Sales as a % of Annual Net Sales	Gross Profit	Income (Loss) Before Extraordinary Item	Net Income/ (Loss)	Basic/Diluted Net Income (Loss) per Share Before Extraordinary Item
2001						
Quarter 1	$184.8	18.5%	$42.0	$(6.5)	$(6.5)	$(.78) / (.78)
Quarter 2	274.1	27.4	58.6	1.0	1.0	.12 / .12
Quarter 3	295.3	29.5	61.3	0.7	0.7	.08 / .08
Quarter 4	246.8	24.6	49.7	(2.3)	(2.3)	(.27) / (.27)
2000						
Quarter 1	$216.5	21.1%	$46.0	$(3.2)	$(3.2)	$(.39) / (.39)
Quarter 2	280.4	27.3	60.1	1.5	1.5	.19 / .18
Quarter 3	282.7	27.5	62.6	2.1	2.1	.26 / .25
Quarter 4	248.0	24.1	54.4	(4.4)	2.4	(.53) / (.53)

Each fiscal quarter in the table above represents a thirteen-week period, with the exception of Quarter 4 in 2000, which was a fourteen-week period.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of Wickes Inc.
Vernon Hills, IL

We have audited the accompanying consolidated balance sheets of Wickes Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wickes Inc. and subsidiaries at December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chicago, IL
March 5, 2002, except for the last paragraph of Note 7, as to which the date is March 29, 2002

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDERS MATTERS

The Company's Common Stock is authorized for trading on the Nasdaq National Market under the trading symbol "WIKS." As of February 28, 2002 there were 8,285,026 shares outstanding held by approximately 118 stockholders of record. In addition, the Company believes approximately 2,000 additional stockholders hold their shares in street name at various brokerage houses.

The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock as reported on the NASDAQ National Market System. Prices do not include retail markups, markdowns or commissions.

Three Months Ended	High	Low
Fiscal 2001		
March 31	$ 5.000	$ 3.000
June 30	4.570	4.000
September 29	4.440	2.670
December 29	3.080	2.370
Fiscal 2000		
March 25	$ 7.500	$ 5.000
June 24	6.500	4.656
September 23	6.375	4.125
December 30	6.188	3.375

The Company does not declare or pay any dividends on Common Stock due to restrictions included in its revolving credit facility and trust indenture related to the Company's 11-5/8% senior subordinated notes. See Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the Consolidated Financial Statements.

DIRECTORS AND OFFICERS

DIRECTORS

J. Steven Wilson
Chairman, President and Chief Executive Officer

Harry T. Carneal
President
Stone Capital, Inc.

Albert Ernest, Jr.
President
Albert Ernest Enterprises

William H. Luers
President and Chief Executive Officer
United Nations Association of the United States of America

Robert E. Mulcahy III
Director of Athletics
Rutgers University

Frederick H. Schultz
Private Investor

Robert T. Shaw
President
Consolidated National Corp.

Claudia B. Slacik
Managing Director, Citibank, N.A.

OFFICERS

J. Steven Wilson
Chairman, President and Chief Executive Office

George C. Finkenstaedt
Senior Vice President
Manufacturing & International

Jimmie J. Frank
Senior Vice President
Merchandising & Marketing

James A. Hopwood
Senior Vice President and Chief Financial Officer

Jim O'Grady
Senior Vice President
Operations

Mark B. Butterman
Corporate Secretary
Schwartz, Cooper, Greenberger, Krauss, Chartered

CORPORATE INFORMATION

Headquarters
Wickes Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061
847.367.3400

Investor Information
James A. Hopwood
Senior Vice President and Chief Financial Officer

Exchange
NASDAQ – NMS

Stock Symbol
WIKS

Transfer Agent
Mellon Investor Services
400 South Hope Street
Fourth Floor
Los Angeles, California 90071

Independent Auditors
Deloitte & Touche LLP
180 North Stetson Avenue
Chicago, Illinois 60601

Legal Counsel
Schwartz, Cooper, Greenberger, Krauss, Chartered
180 North LaSalle Street
Suite 2700
Chicago, Illinois 60601

Weil, Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153

Shareholders' Meeting
May 21, 2002
10:00 a.m. CDT
Wickes Inc.
706 North Deerpath Drive
Vernon Hills, Illinois 60061

Printed on Recycled Paper

Design: Hirsch O'Connor Design, Chicago

Wickes Inc.

706 North Deerpath Drive
Vernon Hills, Illinois 60061
847.367.3400
www.wickes.com



The Wickes environmental policy

Wickes recognizes that leadership in the building materials industry carries a responsibility to the environment and, in particular, a responsibility to the world's forests. Wickes fully supports those responsible forest management practices that promote forest sustainability and result in long-term environmental, social and economic benefit.

For more information on this issue, visit Wickes' web site, where you'll find a variety of business and information services: **www.wickes.com.**